Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

FLEETWOOD ENTERPRISES, INC., as ParentCo and a Seller

and

AIP RV ACQUISITION COMPANY LLC, as the Purchaser

and

THE OTHER SELLERS LISTED ON THE SIGNATURE PAGE HERETO

Dated as of May 29, 2009

i

Schedule 1.1(a)(xii)	Business IT Systems
Schedule 1.1(a)(xiii)	Business Computer Software
Schedule 1.1(a)(xix)	Additional Transferred Assets
Schedule 1.1(a)(xx)	Certain Avoidance Actions
Schedule 1.2(a)(iii)	Excluded Assets
Schedule 1.2(a)(v)	Excluded Intellectual Property
Schedule 1.2(a)(xii)	Excluded Actions
Schedule 1.2(a)(xiv)	Excluded Tangible Personal Property
Schedule 1.3(a)(ii)	Closing Liabilities
Schedule 1.4(a)(xxiv)	Certain Excluded Liabilities
Schedule 3.5	Brokers
Schedule 5.8	Third Party Consents
Schedule 5.9	Rejection of Dealer Agreements

DISCLOSURE SCHEDULES

Schedule 2.5	Permits
Schedule 2.6(a)	Contracts
Schedule 2.7(a)	Owned Real Property
Schedule 2.8(a)	Intellectual Property
Schedule 2.10(b)	Title to Assets
Schedule 2.13	Financial Statements
Schedule 2.14(a)	Employee Benefit Plans
Schedule 2.19	Insurance
Schedule 2.21	Product Liability; Product Warranties
Schedule 2.23	Absence of Certain Developments

And any other Schedule or Disclosure Schedule delivered pursuant to this Agreement.

EXHIBITS

Exhibit A	Bidding Procedures Order
Exhibit B	Form of Sale Approval Order

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 29, 2009, by and between Fleetwood Enterprises, Inc., a Delaware corporation (“ParentCo”) and each of its subsidiaries listed on the signature pages hereto (together with ParentCo, each a “Seller” and collectively the “Sellers”), and AIP RV Acquisition Company LLC, a Delaware limited liability company (the “Purchaser”).  Capitalized terms used are defined or cross-referenced in Section 8.1.

Recitals

WHEREAS, on March 10, 2009 (the “Petition Date”), ParentCo and certain of its Affiliates filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the Central District of California, Riverside Division (the “Bankruptcy Court”).  ParentCo’s bankruptcy case is being jointly administered with those of certain of its Affiliates under Case No. 09-14254-MJ (such case, together with all cases so jointly administered, being collectively referred to herein as the “Bankruptcy Case”).

WHEREAS, the Sellers are engaged in activities relating to the design, manufacture, marketing, distribution and sale of motorized recreational vehicles and related parts and services thereto and the RV Supply Business (the “Business”);

WHEREAS, the Purchaser desires to purchase certain assets of the Sellers and to assume certain liabilities of the Sellers, and the Sellers desire to sell such assets to the Purchaser and to assign such liabilities to the Purchaser, all on the terms and conditions set forth in this Agreement and in accordance with sections 105, 363, 365 and other applicable provisions of the Bankruptcy Code;

WHEREAS, the Transferred Assets will be sold free and clear of all Encumbrances (other than Permitted Encumbrances) pursuant to an order of the Bankruptcy Court approving such sale under section 363 of the Bankruptcy Code, and such sale will include the assumption by the Seller and concurrent assignment to the Purchaser of the Assumed Contracts under section 365 of the Bankruptcy Code and the terms and conditions of this Agreement; and

WHEREAS, the Sellers desire to sell the Transferred Assets and to assign the Assumed Contracts to further its reorganization efforts and to enable it to consummate a plan of reorganization in the Bankruptcy Case.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

ARTICLE I.                                                                                PURCHASE AND SALE

Section 1.1.            Assets to Be Transferred.

(a)           On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Sellers shall sell, assign, transfer, convey and deliver to the Purchaser free and clear of all Encumbrances (except for Permitted Encumbrances), and the Purchaser shall purchase, assume and accept from the Sellers, all of Sellers’ right, title and interest in and to all of the Sellers’ properties, assets and rights (including indirect and other forms of beneficial ownership) which are used in or otherwise necessary for the conduct of the Business (except in the cases of telephone numbers, IT Systems and Computer Software, the transfer of which shall be solely subject to Sections 1.1(a)(ix), 1.1(a)(xii) and 1.1(a)(xiii) and Section 4.6(c)) or as otherwise set forth below, other than the Excluded Assets (such rights, title and interests in and to such assets, properties and rights, being collectively referred to herein as the “Transferred Assets”), in accordance with, and with all of the protections afforded by, sections 363 and 365 of the Bankruptcy Code, including all of the following to the extent used in or otherwise necessary for the conduct of the Business:

(i)            all Contracts listed on or described in Schedule 1.1(a)(i) (the “Assumed Contracts”);

(ii)           all leasehold, if any, and other interests in the real property listed on or described in Schedule 1.1(a)(ii), comprising the properties known as Plant 43, Plant 44, Plant 52, Plant 90 and Plant 91, together in each case with the Seller’s right, title and interest in and to all structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances relating to the foregoing (the “Transferred Real Property”);

(iii)          all Intellectual Property, to the extent assignable or otherwise transferable, (including all of the Intellectual Property listed on or described in Schedule 1.1(a)(iii) but excluding all of the Shared IP), together with all income, royalties, damages and payments due or payable as of the Closing or thereafter (including damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof (in each case, other than (A) Claims asserted by a Seller prior to the Closing Date and (B) counterclaims with respect to a Claim asserted against a Seller prior to the Closing Date) and any and all corresponding rights that, now or hereafter, may be secured throughout the world) and all copies and tangible embodiments of any such Intellectual Property in the Sellers’ possession or control (collectively, the “Transferred IP”);

(iv)          all leasehold improvements, if any, all machinery, equipment, parts, spare parts, vehicles and similar tangible personal property, all tooling (including all tooling and “old” molds for former models), fixtures, trade fixtures, wherever located, including, without limitation, all such items which are located in any building, warehouse, office or other space leased, owned or occupied by Sellers, including all machinery and equipment located at Plant 47 and including each of the foregoing that is set forth on Schedule 1.1(a)(iv) (the “Equipment”);

(v)           all furniture, furnishings, office equipment (including owned computer equipment and hardware) and supplies (office, production or otherwise) and similar tangible personal property, wherever located, including, without limitation, all such items which are located in any building, warehouse, office or other space leased, owned or occupied by

Sellers, including each of the foregoing that is set forth on Schedule 1.1(a)(v) (together with the Equipment, the “Tangible Personal Property”);

(vi)          all raw materials, work-in-progress, semi-finished and finished goods, supplies, packaging materials and all other inventories, wherever located, including those listed on or described in Schedule 1.1(a)(vi) (the “Inventory”);

(vii)         all Permits listed on or described in Schedule 1.1(a)(vii), to the extent assignable (the “Transferred Permits”);

(viii)        all books of account, general, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists and records (including mailing lists, e-mail address lists, recipient lists, sales records, correspondence with customers, customer files and account histories, supply lists and records of purchases from and correspondence with suppliers), other distribution lists, billing records, sales and promotional literature, manuals and customer and supplier correspondence, analysis reports, marketing reports and creative material, all records relating to all product, business and marketing plans of the Business, and all books, ledgers, files, reports, plans, drawings and operating records of every kind, in each case, related to the Transferred Assets; provided, however, “Books and Records” shall not include any: (u) information prohibited from being transferred or disclosed pursuant to applicable Law; (v) privileged communications or information of any Seller (including any attorney work product); (x) non-public information primarily related to or prepared in connection with the Bankruptcy Case; (y) of Seller’s minute books, stock books and Tax Returns; or (z) the Sellers’ books and records relating exclusively to the Excluded Assets (the “Books and Records”);

(ix)           all telephone numbers exclusively used in the Business (to the extent assignable at Purchaser’s expense);

(x)            all credits, prepaid expenses and deposits (including all RV show deposits);

(xi)           all rights to causes of action, lawsuits, judgments, claims, counterclaims, indemnities, warranties, refunds, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (whether known or unknown or contingent or non-contingent) and demands of any nature in favor of a Seller, in each case, other than (A) any Claims asserted by a Seller prior to the Closing Date, (B) any counterclaims with respect to a Claim asserted against a Seller prior to the Closing Date and (C) to the extent listed or described on Schedule 1.2(a)(xii);

(xii)          all IT Systems exclusively used in the Business and all IT Systems listed on Schedule 1.1(a)(xii);

(xiii)         CAD Computer Software exclusively used in the Business (to the extent assignable at Purchaser’s expense), and all Computer Software (to the extent assignable or otherwise transferable or licensable, at Purchaser’s expense) listed on Schedule 1.1(a)(xiii);

(xiv)        all signage and other materials incorporating the logos, trademarks, trade names, corporate names, service marks, or brand designations of the Sellers leased to or otherwise held by Fleetwood Dealers;

(xv)         all goodwill as a going concern;

(xvi)        all promotional allowances, vendor rebates and similar items;

(xvii)       ParentCo’s membership in the Recreation Vehicle Industry Association (“RVIA”), to the extent assignable, and all deposits previously paid to RVIA associated with such membership;

(xviii)      all assets to be included in the calculation of Current Assets pursuant to Annex I;

(xix)         any other assets of the Sellers or their Affiliates set forth on Schedule 1.1(a)(xix); and

(xx)          all rights and avoidance claims of the Sellers arising under chapter 5 of the Bankruptcy Code, solely to the extent set forth on Schedule 1.1(a)(xx).

(b)           All of the Transferred Assets shall be sold, assigned, transferred, conveyed and delivered to the Purchaser free and clear of all Encumbrances (other than Permitted Encumbrances) pursuant to section 363(f) of the Bankruptcy Code, whether arising prior to or subsequent to the Petition Date.  The sale of the Transferred Assets to the Purchaser constitutes a single, indivisible transaction and the Transferred Assets are intended to be sold to the Purchaser in a single, indivisible group of assets.

(c)           Notwithstanding anything in this Agreement to the contrary, the Purchaser may revise the Schedules setting forth the Transferred Assets and the Excluded Assets to add a Contract (to the extent not otherwise rejected) within five (5) Business Days prior to the Closing Date and require the Sellers to give notice to the parties to any such Contract within two (2) Business Days of delivery of such notice to Seller; provided that such change shall not affect the amount of the Purchase Price except that, with respect to Contracts added to the Transferred Assets after the date hereof and prior to the Closing Date pursuant to this Section 1.1(c), the Purchaser shall pay (on behalf of the Sellers) any Cure Costs associated with such Contracts and deduct the amount of such Cure Costs relating thereto from the Purchase Price, subject to the Closing Liability Cap.

Section 1.2.            Excluded Assets.

(a)           The Sellers are not selling, and the Purchaser is not purchasing, any assets other than the Transferred Assets, and without limiting the generality of the foregoing, the term “Transferred Assets” shall expressly exclude the following assets of the Sellers (including all of the Sellers’ right, title and interest therein and thereto), all of which shall be retained by the Sellers (collectively referred to as the “Excluded Assets”):

(i)            all of the Sellers’ cash, bank deposits and cash equivalents;

(ii)           all of the Sellers’ bank accounts;

(iii)          all of the assets of any Seller listed or described in Schedule 1.2(iii);

(iv)          all of the Contracts to which any Seller is a party or by which its assets are bound (other than the Assumed Contracts);

(v)           all Intellectual Property not primarily used in or otherwise necessary for the conduct of the Business, including all trademarks, service marks, logos, slogans, trade names, and corporate names (and all translations, adaptations, derivations and combinations of the foregoing) and internet domain names, incorporating “Fleetwood Homes,” brand names of the ParentCo’s housing group products, “Fleetwood Enterprises” or “Fleetwood Travel Trailers” or products of the travel trailer division, or any derivations therefrom together with all income, royalties, damages and payments due or payable (and all goodwill associated with any of the foregoing), and any and all corresponding rights that, now or hereafter, may be secured throughout the world and all copies and tangible embodiments of any such Intellectual Property in the Sellers’ possession or control, including all Intellectual Property listed on or described in Schedule 1.2(v) and all Shared IP;

(vi)          all notes receivable due to any Seller that arose or arise out of the operation of the Business prior to the Closing, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto;

(vii)         all rights of the Sellers under this Agreement and any other Contract entered into in connection with the transactions contemplated hereby;

(viii)        all accounting records (including records relating to Taxes) and internal reports relating to the business activities of any Seller that are not Transferred Assets;

(ix)           any interest or right to any refund of Taxes relating to the Transferred Assets or the Assumed Liabilities for, or applicable to, any taxable period (or any portion thereof), ending on or prior to the Closing Date, or, as to any assets of the Business which are not Transferred Assets, for or applicable to, any taxable period;

(x)            all corporate books and records, board minutes and organizational documents of the Sellers that are not Transferred Assets, and any other records that any Seller is required to retain by Law; provided that the Purchaser shall be entitled to receive copies of any such items to the extent that they relate to the Transferred Assets;

(xi)           all of the rights and claims of any Seller to avoidance actions available to the Seller under chapter 5 of the Bankruptcy Code, of whatever kind or nature, including avoidance actions under sections 544, 545, 547, 548, 549 and 553 of the Bankruptcy Code, and any related claims and actions arising under such sections by operation of law or otherwise, including any and all proceeds of the foregoing, except as set forth on Schedule 1.1(a)(xx);

(xii)          all rights to causes of action, lawsuits, judgments, claims, counterclaims, indemnities, warranties, refunds, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (whether known or unknown or contingent or non-contingent) and demands of any nature in favor of a Seller, in each case, to the extent (1) asserted by a Seller prior to the Closing Date, (2) asserted as a counterclaim with respect to a Claim asserted against a Seller prior to the Closing Date or (3) listed on or described in Schedule 1.2(a)(xii);

(xiii)         all interest in real property that are not Transferred Assets, including real property interests at Plant 47 in Riverside, CA and Plant 71 in Paxinos, PA;

(xiv)        all leasehold improvements, furniture, furnishings, fixtures, trade fixtures, telephones, supplies and other tangible personal property located at Plants 1 and 71, and all machinery and equipment located at Plant 71 that are not Transferred Assets; all leasehold improvements, furniture, furnishings, fixtures, trade fixtures, telephones, supplies and other tangible personal property located at Plant 47 and set forth on Schedule 1.2(a)(xiv);

(xv)         all insurance policies of the Sellers;

(xvi)        all IT Systems and Computer Software not exclusively used in the Business and not listed on Schedule 1.1(a)(xii) or Schedule 1.1(a)(xiii), respectively, and ParentCo’s efdn software;

(xvii)       Accounts Receivable that are subject to a right of set off or other dispute (other than such Accounts Receivable related to a Closing Liability); and

(xviii)      the equity securities or other ownership interest of any Seller or the Sellers’ Affiliates.

Section 1.3.            Assumed Liabilities.

(a)           At the Closing, and subject to the terms and conditions set forth in this Agreement, the Purchaser shall assume and pay, discharge, perform or otherwise fully satisfy in due course the following Liabilities of the Sellers arising out of the Business or the Transferred Assets (the “Assumed Liabilities”):

(i)            all Liabilities of the Sellers under the Assumed Contracts and the Transferred Permits, solely to the extent to be performed on or after the Closing Date; and

(ii)           other Liabilities as set forth on Schedule 1.3(a)(ii) attached hereto (the “Closing Liabilities”); provided that the Purchaser may revise Schedule 1.3(a)(ii) on or before the Closing Date to remove any Closing Liabilities from such Schedule.

(b)           For the avoidance of doubt, Closing Liabilities shall include all pre- or post Petition Date costs and expenses required by the Sale Approval Order to be paid to cure all monetary defaults under all applicable Assumed Contracts (the “Cure Costs”).

(c)           Section 1.3(a) shall not limit any claims or defenses the Purchaser may have against any party other than the Sellers.  The transactions contemplated by this Agreement shall in no way expand the rights or remedies of any Third Party against the Purchaser or the

Sellers as compared to the rights and remedies which such Third Party would have had against the Sellers absent the Bankruptcy Case had the Purchaser not assumed such Assumed Liabilities.

Section 1.4.            Excluded Liabilities.

(a)           Notwithstanding anything to the contrary contained in this Agreement, the parties expressly acknowledge and agree that the Purchaser shall not assume or be liable or responsible for any Liability of the Sellers, whether relating to or arising out of the Business, the Excluded Assets or the Transferred Assets or otherwise, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).  In furtherance and not in limitation of the foregoing, “Excluded Liabilities” shall include the following (to the extent they are not an Assumed Liability pursuant to Section 1.3 of this Agreement):

(i)            all obligations, Claims, or Liabilities of the Sellers or any predecessor or Affiliate of any Seller that relate to any of the Excluded Assets;

(ii)           any amounts due or which may become due or owing under the Assumed Contracts with respect to the period prior to Closing other than any Cure Costs;

(iii)          the Excluded Environmental Liabilities (regardless of whether such Liabilities accrue in the first instance to the Purchaser or to any Seller or Affiliate of any Seller) to the fullest extent permitted by any Law;

(iv)          (a) Except as specified in Section 4.10, all obligations, Claims, or Liabilities of the Sellers relating to Taxes accrued or due and payable at or prior to the Closing (including with respect to the Transferred Assets or otherwise) except to the extent included in the Closing Liabilities; and (b) all obligations, Claims, or Liabilities of any predecessor or Affiliate of any Seller or of any other Person relating to Taxes for which the Sellers or any predecessor or Affiliate of any Seller could be liable including, without limitation, any Taxes that will arise as a result of the sale of the Transferred Assets or the assumption of the Assumed Liabilities pursuant to this Agreement and any deferred Taxes of any nature;

(v)           all obligations, Claims, or Liabilities for any legal, accounting, investment banking, brokerage or similar fees or expenses incurred by any Seller or any predecessor or Affiliate of any Seller in connection with, resulting from or attributable to the transactions contemplated by this Agreement or otherwise;

(vi)          all Indebtedness of any Seller or any predecessor or Affiliate of any Seller;

(vii)         all obligations and Liabilities of the Sellers related to the right to or issuance of any capital stock or other equity interest of any Seller or any predecessor or Affiliate of any Seller, including, without limitation, any stock options or warrants;

(viii)        all obligations and Liabilities of the Sellers or any predecessor or Affiliate of any Seller resulting from, caused by or arising out of, or which relate to, directly or indirectly, the Assumed Contracts with respect to the period prior to Closing (except for Cure Costs), whether known or unknown on the date hereof;

(ix)           all obligations and Liabilities of the Sellers or any predecessor or Affiliate of any Seller resulting from or caused by the conduct of the Sellers or any predecessor or Affiliate of any Seller anywhere (including their development, manufacturing, marketing, sale or distribution activities) and which (i) constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of any rule, Law, treaty or other similar authority or (ii) relate to any and all Claims or Liabilities against the Sellers or any predecessor or Affiliate of any Seller, whether past, present, future, known or unknown, liquidated or unliquidated, accrued or unaccrued, pending or threatened;

(x)            all obligations, Claims or Liabilities with respect to the employees or former employees, or both (or their representatives) of the Sellers or any predecessor or Affiliate of any Seller arising prior to the Closing Date;

(xi)           any obligation or Liability arising under any Employee Benefit Plan or any other employee benefit plan, program or arrangement at any time maintained, sponsored or contributed to by the Sellers or any predecessor or Affiliate of any Seller or any ERISA Affiliate, or with respect to which the Sellers or any predecessor or Affiliate of any Seller or any ERISA Affiliate has any Liability;

(xii)          all accounts payable of the Sellers or any predecessor or Affiliate of any Seller arising prior to the Closing except to the extent included in the Closing Liabilities;

(xiii)         any obligation or Liability arising out of or relating to products and/or services of the Sellers or any predecessor or Affiliate of any Seller to the extent provided, developed, made, manufactured, marketed, sold or distributed prior to the Closing, including any obligation or Liability for (a) infringement or misappropriation of Intellectual Property of any Person, (b) Product Liabilities and (c) product recalls or similar actions;

(xiv)        any obligation or Liability under any Contract of the Sellers or any predecessor or Affiliate of any Seller not assumed by the Purchaser hereunder;

(xv)         any obligation or Liability under any employment, collective bargaining, severance, change of control, retention or termination agreement with any employee or former employee, union, labor organization or other employee representative, consultant or contractor (or their representatives) of the Sellers or any predecessor or Affiliate of any Seller (including, without limitation, any obligations to pay bonuses, change of control payments or similar payment obligations, or other forms of compensation arising, vesting (whether fully or partially) or payable (whether or not at the Closing), to any current or former directors, officers, employees, consultants or agents of the Sellers or any of their Affiliates as a result of the consummation of the transactions contemplated by this Agreement);

(xvi)        any and all warranty obligations to customers and/or dealers of the Sellers or any of their Affiliates, or to retail consumers or to any other Person except to the extent included in the Assumed Liabilities;

(xvii)       all obligations and Liabilities of the Sellers or any predecessor or Affiliate of any Seller resulting from, caused by or arising out of, or which relates to, (1) the business dealings or relationship between the Sellers and the Fleetwood Dealers under contract, statute, Law or otherwise, or (2) the termination of any Fleetwood Dealer Agreement or other arrangement or understanding with a Fleetwood Dealer, except to the extent included in the Closing Liabilities;

(xviii)      any obligation or Liability of the Sellers or any predecessor or Affiliate of any Seller to any shareholder or Affiliate of any Seller;

(xix)         any obligation or Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of the Sellers or any predecessor or Affiliate of any Seller;

(xx)          any obligation or Liability arising out of or resulting from non-compliance with any Law by the Sellers or any predecessor or Affiliate of any Seller;

(xxi)         any obligation or Liability for infringement or misappropriation arising from the development, modification or use of any Intellectual Property on or before the Closing;

(xxii)        any obligation or Liability of the Sellers under this Agreement or any other document executed in connection herewith;

(xxiii)       any obligation or Liability of the Sellers or any predecessor or Affiliate of any Seller based upon such Person’s acts or omissions occurring after the Closing; and

(xxiv)       the Liabilities set forth on Schedule 1.4(a)(xxiv) attached hereto.

(b)           The parties acknowledge and agree that disclosure of any obligation or Liability on any Schedule to this Agreement shall not create an Assumed Liability or other Liability of the Purchaser, except where such disclosed obligation has been expressly assumed by the Purchaser as an Assumed Liability in accordance with the provisions of Section 1.3 hereof.

Section 1.5.            Purchase Price.    The “Purchase Price” shall be an amount equal to (i) $53,000,000 minus (ii) an amount equal to the Closing Liabilities, up to the Closing Liability Cap minus (iii) an amount by which Closing Current Assets is less than Target Current Assets, if any, plus (iv) an amount by which Closing Current Assets exceeds Target Current Assets, if any, minus (v) any amounts the Purchaser is entitled to deduct from the Purchase Price pursuant to Section 4.18 hereof.

(b)           No later than seven (7) days prior to the Closing Date, ParentCo shall deliver to the Purchaser a schedule (the “Closing Statement”), setting forth a good faith estimate of the Closing Current Assets and the Closing Liabilities and a certificate setting forth in reasonable detail (including, but not limited to, supporting information and calculations) the resulting Purchase Price calculated with reference to such amounts (the “Estimated Purchase

Price”).  The Closing Statement shall be prepared in a manner consistent with Annex I, Schedule 1.3(a)(ii) and the Final Pre-Closing Statement (including the accounting policies, practices, methodologies and judgments used therein) and shall be subject to the Purchaser’s reasonable review and approval.

(c)           Subject to the terms and conditions hereof, in full consideration for the sale and purchase of the Transferred Assets, at the Closing, the Purchaser shall be assigned the Transferred Assets, assume the Assumed Liabilities and pay by wire transfer to the Sellers an amount in cash equal to the Estimated Purchase Price, as set forth on the Closing Statement, minus the Escrow Amount and minus the Deposit Amount.  At the Closing, the Purchaser shall pay by wire transfer to the Escrow Agent an amount in cash equal to the Escrow Amount.

(d)           Within ten (10) Business Days of the execution of this Agreement by all parties hereto, the Purchaser shall pay by wire transfer to the Escrow Agent an amount in cash equal to the Deposit Amount, to be held as a good faith deposit pursuant to the terms of the Deposit Escrow Agreement and the Bidding Procedures Order.

(e)           Payments made pursuant to this Section 1.5, an amount equal to the Closing Liabilities and an amount equal to any other Cure Costs shall be allocated among the assets purchased in accordance with Section 1.10.

Section 1.6.            Determination of Final Purchase Price.

(a)           Within thirty (30) days after the Closing Date, the Purchaser will prepare and deliver to the ParentCo a schedule setting forth the calculation of Closing Current Assets and Closing Liabilities and a certificate setting forth in reasonable detail (including, but not limited to, supporting information and calculations) the final Purchase Price calculated with reference to such amounts (the “Post-Closing Statement”).  The Post-Closing Statement will be prepared by the Purchaser in accordance with the Final Pre-Closing Statement (including the accounting policies, practices, methodologies and judgments used therein), Annex I and Schedule 1.3(a)(ii), and will be used to determine the final Purchase Price.

(b)           Within thirty (30) days of the date on which the Purchaser shall have delivered the proposed Post-Closing Statement to ParentCo (during which period the Purchaser shall provide to the representatives designated by ParentCo access to the appropriate personnel of the Purchaser or its Affiliates, during normal business hours, and all such records, Books and Records, information and documentation as may be reasonably requested by ParentCo, and the Purchaser shall cooperate with ParentCo to enable ParentCo to evaluate the Post-Closing Statement), ParentCo shall either accept such proposed Post-Closing Statement or shall object to such Post-Closing Statement, in each case by delivering a notice in writing to the Purchaser (provided, however, that if no such written notice is provided within such period, ParentCo shall be deemed to have accepted such Post-Closing Statement in its entirety) and shall specify in reasonable detail (including, but not limited to, supporting information and calculations) the nature and dollar amount of any disagreement so asserted.  If ParentCo’s calculation of the final Purchase Price is within $400,000 of Purchaser’s calculation, the final Purchase Price shall be the average of ParentCo’s calculation and Purchaser’s calucaltion.  If ParentCo’s calculation of the final Purchase Price is not within $400,000 of Purchaser’s calculation, and the parties are unable to agree on the Post-Closing Statement within thirty (30) days (which may be extended by the mutual agreement of the Purchaser and ParentCo) of the date the Purchaser delivers the proposed Post-Closing Statement to ParentCo, the disputed items of the Post-Closing Statement shall be determined, with the cooperation of the Purchaser and ParentCo, by the Reviewing Accountants; provided that any settlement negotiations will not be discoverable by or communicated to the Reviewing Accountants.

(c)           The parties shall instruct the Reviewing Accountants to select one of their partners experienced in purchase price adjustment disputes to make a final determination of the final Purchase Price with reference to such amounts to the extent such amounts are in dispute, solely in accordance with the Final Pre-Closing Statement (including the accounting policies, practices, methodologies and judgments used therein), Annex I and Schedule 1.3(a)(ii) and the procedures set forth in this Agreement.  In making such determination with respect to any disputed amount, the Reviewing Accountants shall be required to accept either the aggregate amount proposed by the Purchaser or the amount proposed by ParentCo, and the party whose proposed amount is not accepted by the Reviewing Accountants shall pay for the reasonable fees of the Reviewing Accountant.  The parties shall also instruct the Reviewing Accountants to make its determination based solely on written submissions by the Purchaser and ParentCo which are in accordance with the Final Pre-Closing Statement (including the accounting policies, practices, methodologies and judgments used therein), Annex I and Schedule 1.3(a)(ii) and the procedures set forth in this Agreement (i.e., not on the basis of an independent review).  The determination of the final Purchase Price shall become final and binding on the parties on the date the Reviewing Accountants deliver its final resolution in writing to the parties (which final resolution shall be requested by the parties to be delivered not more than sixty (60) days following submission of such disputed matters), absent fraud or manifest error.

(d)           If the final Purchase Price as determined pursuant to this Section 1.6 (the “Final Purchase Price”) is less than the Estimated Purchase Price (the “Closing Deficiency”), then the Purchaser and the Sellers shall deliver a joint written authorization to the Escrow Agent within five (5) business days from the date on which the Post-Closing Statement is agreed to or finally determined in accordance with this Section 1.6, instructing the Escrow Agent (i) to pay to the Purchaser an amount equal to the Closing Deficiency (together with any interest earned on such amount through the date of the release of the funds), and (ii) after payment of the Closing Deficiency (together with such interest) to the Purchaser pursuant to clause (i), to pay the remaining portion of the Escrow Amount, if any (together with any interest earned on such amount through the date of the release of the funds) to the Sellers.  If the amount of the Closing Deficiency exceeds the amount of the Escrow Amount, the Sellers will pay the Purchaser in immediately available funds via wire transfer to an account designated by the Purchaser, within five (5) business days from the date on which the Post-Closing Statement is agreed to or finally determined in accordance with Section 1.6, an amount equal to such excess in accordance with Bankruptcy Code Section 364(c)(1), and such obligation shall receive super-priority administrative claim status having priority over any and all administrative expenses of the kinds specified in Bankruptcy Code Section 503(b), 506(c), 507(a) or 507(b).  If the Final Purchase Price is greater than the Estimated Purchase Price (the “Closing Overage”), then (x) the Purchaser will pay the Sellers or as the Sellers may direct in immediately available funds via wire transfer to an account or accounts designated in writing by the Sellers an amount equal to the Closing Overage, within five (5) business days from the date on which the Post-Closing

Statement is agreed to or finally determined in accordance with this Section 1.6, and (y) the Purchaser and the Sellers shall deliver a joint written authorization to the Escrow Agent within five (5) business days from the date on which the Post-Closing Statement is agreed to or finally determined in accordance with this Section 1.6, instructing the Escrow Agent to pay to the Sellers the Escrow Amount (together with all interest earned on such amount).

Section 1.7.            Closing.  Subject to the terms and conditions of this Agreement and the Sale Approval Order, the sale and purchase of the Transferred Assets and the assignment and assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California at 10:00 A.M., California time, on June 30, 2009 or as soon as possible thereafter following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Sections 5 and 6 (other than those conditions which by their nature can only be satisfied at the Closing), or at such other place or at such other time or on such other date as ParentCo and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 1.8.            Closing Deliveries by the Seller.  At the Closing, unless otherwise waived in writing by the Purchaser, the Seller shall deliver or cause to be delivered to the Purchaser:

(a)           a duly executed Bill of Sale;

(b)           a duly executed counterpart to the Assignment and Assumption Agreement;

(c)           duly executed Assignments of Intangible Property with respect to the Transferred IP;

(d)           an affidavit from each Seller (or, with respect to any Seller treated as a disregarded entity for federal income tax purposes, the Person treated as the owner of such Seller’s assets for such purposes), dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to section 1445 of the Code stating such Person’s taxpayer identification number and that such Person is not a foreign person pursuant to section 1445(b)(2) of the Code;

(e)           limited warranty deeds with respect to the Transferred Real Property, in form and substance reasonably satisfactory to the Purchaser, subject only to the Permitted Encumbrances;

(f)            certificates of title and title transfer documents to all titled motor vehicles;

(g)           the Sellers’ Title Deliverables;

(h)           the Transition Services Agreement, the Escrow Agreement and the Co-Existence Agreement, duly executed by the applicable Seller(s);

(i)            exclusive possession of the Transferred Assets, to the extent located at the Transferred Real Property;

(j)            a duly executed Seller’s Certificate pursuant to Section 5.1;

(k)           a receipt for the payment of the Estimated Purchase Price;

(l)            a copy of the resolutions of the each Seller’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby;

(m)          originals (or, to the extent originals are not reasonably available, copies) of all Assumed Contracts; and

(n)           such other duly executed bills of sale, assignments and other instruments of assignment, transfer or conveyance, in form and substance reasonably satisfactory to the Purchaser, as the Purchaser may reasonably request or as may be otherwise necessary or reasonably appropriate to evidence and effect the sale, assignment and transfer of the Transferred Assets to the Purchaser.

Section 1.9.            Closing Deliveries by the Purchaser.  At the Closing, unless otherwise waived in writing by the Seller, the Purchaser shall deliver or cause to be delivered to ParentCo:

(a)           an amount equal to the Estimated Purchase Price minus the Escrow Amount and minus the Deposit Amount by wire transfer of immediately available funds to account (or accounts) to be designated by ParentCo at least two (2) Business Days prior to the Closing Date;

(b)           a duly executed counterpart to the Transition Services Agreement and the Co-Existence Agreement;

(c)           a duly executed counterpart to the Escrow Agreement;

(d)           a duly executed counterpart to the Assignment and Assumption Agreement; and

(e)           a duly executed the Purchaser’s Certificate pursuant to Section 6.1.

Section 1.10.          Allocation of Proceeds.  The Purchaser shall within 120 days after the Closing Date prepare and deliver to the Sellers a schedule reasonably allocating the Final Purchase Price (plus any Cure Costs and Closing Liabilities and any other items that are required for the Purchaser’s federal income tax purposes to be treated as part of the purchase price, but excluding any Assumed Liabilities that are or would be expected to give rise to the Purchaser’s current deductions or capitalized expenditures for tax purposes after the Closing Date) among the respective Sellers and the Transferred Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, which shall be subject to review and approval by ParentCo, such approval not to be unreasonably withheld (such schedule, as approved by ParencCo, the “Allocation”).  The Purchaser and the Sellers shall report and file all Tax Returns (including amended Tax Returns and claims for refund) in all respects and for all purposes in a manner consistent with the Allocation.  Neither the Purchaser nor the Sellers shall take any position contrary thereto or inconsistent therewith (including, without limitation, in any audits or examinations by any Governmental Body or any other proceeding) unless otherwise required by applicable law; and provided that each party to this Agreement agrees to notify the other parties in the event that any Governmental Body takes or proposes to take a position for Tax purposes that is inconsistent with such Allocation.  The Purchaser and the Sellers shall cooperate in the filing of any forms (including Form 8594 under Section 1060 of the Code) with respect to such Allocation, including any amendments to such forms required pursuant to this Agreement with respect to any adjustment to the Purchase Price.  Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 1.10 shall survive the Closing without limitation.

Section 1.11.          Form of Instruments.  To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to ParentCo and the Purchaser.

Section 1.12.          Assignment and Assumption of the Assumed Contracts.  Without limiting Sections 1.1(a)(i) and 1.3(a)(i), (a) as of the Closing, the Seller shall assume pursuant to section 365(a) of the Bankruptcy Code and concurrently assign to the Purchaser pursuant to sections 363(b), (f) and (m) and section 365(f) of the Bankruptcy Code each of the Assumed Contracts that may be assumed pursuant to the Sale Approval Order, and (b) the Purchaser shall assume and thereafter in due course pay, discharge, perform and fully satisfy all of the obligations under such Assumed Contracts pursuant to section 365 of the Bankruptcy Code from and after the Closing, and shall pay the Cure Costs so that all applicable Assumed Contracts may be assigned to the Purchaser pursuant to section 365 of the Bankruptcy Code.  After the Closing, with respect to any Contract primarily related to the Business, which is not set forth on Schedule 1.1(a)(i) attached hereto, and provided such Contract has not been rejected by the Sellers pursuant to section 365 of the Bankruptcy Code, upon written notice(s) from the Purchaser, as soon as practicable, the Sellers shall take all actions reasonably necessary to assume and assign to the Purchaser pursuant to section 365 of the Bankruptcy Code any Contract(s) set forth in the Purchaser’s notice(s); provided that any applicable Cure Cost shall be satisfied by the Purchaser at its own cost and expense.  Notwithstanding anything in this Agreement to the contrary, on the date any Contract is assumed and assigned to the Purchaser pursuant to this Section 1.12, such Contract shall be deemed an Assumed Contract and deemed scheduled on Schedule 1.1(a)(i), under the appropriate heading for all purposes under this Agreement.

ARTICLE II.                      REPRESENTATIONS AND WARRANTIES OF THE SELLERS.  Except as set forth in the Disclosure Schedules to this Agreement (the “Disclosure Schedules”) delivered (or to be delivered) by the Sellers, which shall specify the Section to which each exception or disclosure relates and shall be deemed to qualify the representations and warranties contained in such Section as well as all other representations and warranties in this Section 2 to which the applicability of such exception or disclosure is reasonably apparent on its face, the Sellers jointly and severally represent and warrant to the Purchaser that the statements contained in this Section 2 are true and correct as of the date of this Agreement and as of the Closing Date.  The specification of any dollar amount in the representation or warranties contained in this Agreement or the inclusion of any specific item in any Section of the Disclosure Schedules is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, or do or do not violate or breach, any applicable Law or Contract, and no party shall use the fact of the setting of any such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not material, or does or does not violate or breach, any applicable Law or Contract, for purposes of this Agreement.

Section 2.1.            Due Incorporation and Authority.  Each Seller is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and the Sellers have all necessary corporate power and authority to own, lease and operate the Transferred Assets and to carry on the Business as it is now being conducted.  Subject to the entry of the Sale Approval Order, (a) the Sellers have all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents, carry out their obligations hereunder and consummate the transactions contemplated hereby and (b) the execution and delivery by the Sellers of this Agreement and the other Transaction Documents, the performance by the Sellers of their respective obligations hereunder and the consummation by the Sellers of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Sellers.  This Agreement and the other Transaction Documents have been duly executed and delivered by the Sellers, and, upon entry of the Sale Approval Order (assuming the due authorization, execution and delivery hereof by the Purchaser and satisfaction of all conditions to the Closing), this Agreement and the other Transaction Documents will constitute the legal, valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with their terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors rights generally or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).  Each Seller is in good standing and is qualified to do business in every jurisdiction in which it is required to be qualified, except where the failure to be in good standing or to obtain such qualification would not have a Material Adverse Effect or materially impede the ability of the Sellers to consummate the transactions contemplated hereby.

Section 2.2.            No Conflicts.  Subject to the entry of the Sale Approval Order, the execution and delivery by the Sellers of this Agreements, the consummation of the transactions contemplated hereby and thereby, and the performance by the Sellers of this Agreement and the other Transaction Documents in accordance with their terms will not:

(a)           violate the certificate of incorporation or by-laws (or comparable instruments) of any Seller;

(b)           violate any Law to which the Seller, the Business or any of the Transferred Assets are bound or subject in any material respect;

(c)           violate, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, give any Third Party the right to modify, terminate or accelerate any obligation under, or require any consent, authorization, approval or any other action of any Person (including Governmental Bodies) pursuant to, any Assumed Contract or Transferred Permit material to the Business, except (i) to the extent that any such violation, breach or default is cured, remedied or otherwise accounted for pursuant to the Sale Approval Order, (ii) for consents, approvals or authorizations of, or declarations or filings with, the Bankruptcy Court, (iii) for any such violation under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); or

(d)           result in the creation of any material Lien upon the Transferred Assets.

provided, however, that each of the cases set forth in clauses (b) and (c) above is subject to exceptions that arise as a result of any facts or circumstances relating to the Purchaser or any of its Affiliates.

Section 2.3.            Organizational Documents.  Sellers have previously made available to the Purchaser true, accurate and complete copies of the certificate of incorporation and bylaws, or comparable instruments, of each Seller as in effect on the date hereof.

Section 2.4.            Compliance with Laws.  To the Knowledge of the Sellers, the Business is being and has (within the past 2 years) been conducted in compliance with all applicable Laws in all material respects and, to the Knowledge of the Sellers, no claims have been filed against (and no written notice has been received by) any Seller alleging a material violation of any such Law.

Section 2.5.            Permits.  Schedule 2.5 of the Disclosure Schedules sets forth a list of all of the Sellers’ material licenses, franchises, permits, variances, exemptions, orders, approvals and authorizations of Governmental Bodies, including any applications therefor, that are used for the conduct of the Business as currently conducted (collectively, the “Permits”).  The Seller is in compliance, in all material respects, with the terms of all Transferred Permits, and such Transferred Permits are valid and in full force and effect.

Section 2.6.            Contracts.

(a)           Except as set forth on Schedule 2.6(a) attached hereto, no Seller is a party to or bound by, whether written or oral, any:

(i)            agreement relating to the licensing of Transferred IP by any Seller to a Third Party;

(ii)           management, consulting, advertising, marketing, promotion, technical services, advisory or other contract or other similar arrangement primarily relating to the design, marketing, promotion, management or operation of the Business involving more than $100,000 annually;

(iii)          lease or agreement under which it is lessee of, or holds or operates, any personal property owned by any other party calling for payments in excess of $100,000 annually, primarily used in the Business;

(iv)          lease or agreement under which it is lessor of or permits any Third Party to hold or operate any property, real or personal, owned or controlled by it involving more than $100,000 annually, primarily used in the Business;

(v)           contract or group of related contracts with the same party continuing over a period of more than six (6) months from the date or dates thereof, not terminable by it on ninety (90) days or less notice without penalties or involving more than $100,000 annually; or

(vi)          other agreement material to the Business.

(b)           To the Knowledge of the Sellers, (i) each Assumed Contract, is valid and binding on the applicable Seller and the counterparties thereto, and is in full force and effect (ii) no Seller is (except to the extent that any such breach or default is cured in connection with the Sale Approval Order), and no other party is, in material breach of, or material default under, any Assumed Contract.

(c)           The Sellers have provided the Purchaser with a true and correct copy of all Assumed Contracts disclosed on Schedule 2.6(a) attached hereto, in each case together with all amendments, waivers or other changes thereto.  To the Knowledge of the Sellers, Schedule 2.6(a) contains, a true and accurate description of all material terms of all oral Contracts referred to therein.

Section 2.7.            Real Property.

(a)           Schedule 2.7(a) of the Disclosure Schedules lists the street address of each parcel of real property owned by any Seller and used in connection with the Business (“Owned Real Property”).  The Sellers have indefeasible fee title to all Transferred Real Property that constitutes Owned Real Property, free and clear of all Encumbrances (except Permitted Encumbrances and Encumbrances that will be removed at or prior to Closing), which shall be transferred to the Purchaser free and clear of all Encumbrances, other than Permitted Encumbrances at the Closing upon the entry of the Sale Approval Order.  Except for Permitted Encumbrances, there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such Transferred Real Property.  There are no outstanding options or rights of first refusal to purchase such Transferred Real Property (other than the right of the Purchaser pursuant to this Agreement), or any portion thereof or interest therein.

(b)           No Seller leases any real property used in connection with the Business.

(c)           All material Permits required by any Governmental Body having jurisdiction over the Transferred Real Property have been paid for and are in full force and effect.

(d)           To the Knowledge of the Sellers, the Sellers have not received, during the two (2) year period prior to the date of this Agreement, any written notice alleging that the operation and use of the buildings and other improvements constituting the Transferred Real Property violates, in any material respect, any zoning, subdivision, building or similar Law or recorded plot or any certificate of occupancy issued with respect to the Transferred Real Property.

(e)           To the Knowledge of Sellers, there are no defects in the buildings, improvements and structures and fixtures located on or at the Transferred Real Property which would reasonably be expected to materially impair the conduct of the Business.

Section 2.8.            Intellectual Property.

(a)           Schedule 2.8(a)  attached hereto sets forth a complete and correct list of all of the following that are owned by any Seller and constitute Transferred IP:

(i)            patented or registered Intellectual Property and pending patent applications or other applications for registrations of Intellectual Property; and

(ii)           to the Knowledge of the Sellers, material unregistered trademarks, unregistered service marks, trade names, corporate names, and Internet domain names, including fleetwoodrv.com.

(b)           The Transferred IP and the Shared IP constitutes all Intellectual Property necessary for the conduct of the Business.  To the Knowledge of the Sellers, each Seller owns and possesses all right, title and interest in and to all of the Intellectual Property set forth on Schedule 2.8(a) attached hereto and owns and possesses all, right, title and interest in and to the Transferred IP and the Shared IP.  The Transferred IP and the Shared IP is not subject to any Encumbrances (other than Encumbrances that will be removed at or prior to Closing), and is not subject to any material restrictions or limitations regarding use or disclosure other than pursuant to a written license agreement.  The Sellers are not party to any license agreements pursuant to which a Seller licenses any Transferred IP to any Third Party.

(c)           To the Knowledge of the Sellers, no Seller has infringed, misappropriated, diluted or otherwise conflicted with, with respect to the operation of the Business, any Intellectual Property of any Third Party during the last two (2) years.  To the Knowledge of the Sellers, no Seller has received any written notice regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any Third Party) during the last two (2) years.

(d)           To the Knowledge of the Sellers, each Seller has taken reasonable action to maintain and protect all of the material Transferred IP and Shared IP.  To the Knowledge of the Sellers, no Third Party has infringed, misappropriated, diluted or otherwise conflicted with any of the Transferred IP or Shared IP during the last two (2) years.

(e)           To the Knowledge of the Sellers, all of the registered Transferred IP or Shared IP is valid and enforceable and no claim by any Third Party contesting the validity, enforceability, use or ownership of any registered Transferred IP or Shared IP has been made during the last two (2) years or is currently outstanding.

Section 2.9.            Litigation.  Except for the Bankruptcy Case and other matters on the docket related thereto (including information included in the Sellers’ Schedules of Assets and Liabilities and Statements of Financial Affairs filed with the Bankruptcy Court), (i) there are no material Claims (including products liability Claims) pending or, to the Knowledge of the Sellers, threatened against a Seller with respect to the Business, the Assumed Liabilities or any Transferred Asset and (ii) there are no Claims pending or, to the Knowledge of the Sellers, threatened that question the validity of this Agreement, the other Transaction Documents or any of the transactions contemplated hereby or thereby.

Section 2.10.          Title to Assets.

(a)           The Sellers have good and marketable title to, or a valid and enforceable right by Contract to use, the Transferred Assets, which shall be transferred to the Purchaser free and clear of all Encumbrances, other than Permitted Encumbrances at the Closing upon entry of the Sale Approval Order.  The Transferred Assets, taken as a whole, are in good operating condition and repair (ordinary wear and tear excepted) and are fit for use in the Ordinary Course of Business.

(b)           Except as set forth on Schedule 2.10(b), attached hereto, the Sellers own or have a valid right to use pursuant to Contract all buildings, machinery, equipment, and other tangible assets necessary for the conduct of the Business in the Ordinary Course of Business.  The Transferred Assets, together with any assets or services provided to the Purchaser under the Transition Services Agreement and Shared IP, constitute all of the assets, agreements, licenses and properties (other than the Excluded Assets) that are primarily used in or otherwise necessary for the conduct of the Business.  Except as set forth on Schedule 2.10(b), none of the Transferred Assets are located outside of the Transferred Real Property, Plant 47 or Plant 71.

Section 2.11.          Inventory.  The Inventory substantially consists of, and as of the close of business on the day immediately preceding the Closing Date the Inventory will substantially consist of, items which are (i) free of any material defect; (ii) of a quality usable and salable in the Ordinary Course of Business; and (iii) fit and merchantable for their particular use. None of the Inventory is subject to any consignment, bailment, warehousing or similar agreement.

Section 2.12.          Brokers.  Except for the fees payable by the Seller to Greenhill & Co., LLC, the Seller has not paid or agreed to pay, or received any Claim with respect to, any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby.

Section 2.13.          Financial Statements and Related Matters.

(a)           Schedule 2.13(a) contains correct and complete copies of (i) the unaudited consolidated balance sheets and related consolidated income statements for the Business (other than the RV Supply Business) as of, and for the year ended April 27, 2008, together with the notes thereto (the “2008 RV Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Business and the related unaudited consolidated income statements for the year ended April 26, 2009 (the “2009 RV Financial Statements”).

(b)           Schedule 2.13(b) contains correct and complete copies of (i) the unaudited balance sheets and related income statements for the RV Supply Business as of, and for the year ended April 27, 2008, together with the notes thereto (the “2008 RV Supply Financial Statements”) and (ii) the unaudited balance sheet of the RV Supply Business and the related unaudited income statements for the year ended April 26, 2009 (the “2009 RV Supply Financial Statements”, and together with the 2008 RV Supply Financial Statements, 2009 RV Financial Statements, and 2008 RV Financial Statements, the “Financial Statements”).

(c)           The Financial Statements present fairly, in all material respects, the financial results and balance sheets of the Business, at the dates and for the time periods indicated have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby (subject to normal year-end audit adjustments and to the omission of footnotes required by GAAP and to the omission of statements of cash flows and shareholders’ equity).  The Financial Statements were derived from the Books and Records, which are accurate and complete.

Section 2.14.          Employee Benefit Plans.

(a)           Schedule 2.14(a) attached hereto, sets forth a complete and accurate list of each Employee Benefit Plan the Sellers maintain, contribute to or which is maintained by any other Person for the benefit of any of the Sellers’ employees or under which the Sellers have any Liability or potential Liability to any employee or former employee or any other individual Employee Benefit Plan.  The Sellers have made available to the Purchaser true and correct copies, if applicable, of each Employee Benefit Plan.

(b)           None of the Employee Benefit Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or is subject to Sections 4063 and 4064 of ERISA.

Section 2.15.          Labor Matters.  To the Knowledge of the Sellers, employees of the Sellers have not been, and currently are not, represented by any union or labor organization or group whatsoever or covered by any collective bargaining agreement.  No Seller has been a signatory to any collective bargaining agreement.

Section 2.16.          Personnel Matters.  Except as otherwise prohibited by applicable Law, ParentCo has delivered to the Purchaser, to the Knowledge of the Sellers, an accurate list of the names, job classifications, dates of hire, wage rates, base compensation, commission rates, and any supplemental or bonus compensation (including, without limitation, any retention or stay bonus arrangements and deferred compensation arrangements) for all persons currently employed by, or providing consultant or independent contractor services to, the Sellers, primarily associated with the Business.

Section 2.17.          Environmental Matters.

(a)           The Sellers have all material Permits required under Environmental Laws to conduct the Business in the Ordinary Course of Business and to own and operate the material Transferred Assets in the Ordinary Course of Business (collectively, the “Environmental Permits”).  All material Environmental Permits of the Sellers used primarily in the Business are in full force and effect, and no suspension or cancellation of any such material Environmental Permits is pending or to the Knowledge of the Sellers threatened.  The Sellers (other than with respect to activities not primarily related to the Business), the Business, and the Transferred Assets are in compliance in all material respects with all Environmental Permits and all Environmental Laws.

(b)           To the Knowledge of the Sellers, no Seller is currently required to undertake any corrective or remedial obligation under any Environmental Law with respect to the Business or the Transferred Assets.

(c)           To the Knowledge of the Sellers, no Seller nor any predecessor or Affiliate of any Seller has received any written notice regarding any unresolved actual or alleged violation of Environmental Laws, or any current material Liabilities or potential material Liabilities, including any investigatory, remedial or corrective obligations, relating to the Transferred Assets or the Business arising under Environmental Laws.

(d)           The Sellers have provided to the Purchaser all Phase I and Phase II environmental reports and any other material documents relating to any environmental, health or safety matters, relating to the Transferred Assets.

(e)           To the Knowledge of the Sellers, none of the following exists at any of the Transferred Real Property: (1) leaking underground storage tanks, (2) asbestos-containing material which in its present condition requires abatement under Environmental Laws, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

(f)            The representations contained in this Section 2.17 shall be the only representations covering environmental matters, including matters relating to Environmental Laws and Hazardous Substances.

Section 2.18.          Affiliated Transactions.  To the Knowledge of the Sellers, no Insider has any interest in the Transferred Assets or is a party to any Contract used in or related to the Business.  To the Knowledge of the Sellers, no Insider has (i) any economic interest in any Person which has engages in competition with any Seller or (ii) any economic interest in any Person that purchases from or sells or furnishes to any Seller, any services or products.

Section 2.19.          Insurance.  Schedule 2.19 attached hereto lists all policies of insurance currently in effect owned, held, or insuring the Transferred Assets, including the type and amount of coverage and the expiration dates of the policies.  Except as set forth on Schedule 2.19 attached hereto, current premiums and any other obligations under such insurance have been paid and all such policies are valid and enforceable and in full force and effect on the date hereof and no Seller is in default with respect to its obligations under any such insurance policies.

Section 2.20.          Relationships with Customers and Suppliers.  The Sellers have provided the Purchaser with a list of (i) the names and addresses of all direct customers (whether dealers or others) of Sellers related to the Business (on a consolidated basis) (by dollar volume of sales to such customers) and (ii) a list of the names and addresses of the top twenty-five (25) suppliers of Sellers related to the Business (on a consolidated basis) (by dollar volume of purchases from such suppliers), for the fiscal years ended April 26, 2009, April 27, 2008 and April 29, 2007.

Section 2.21.          Product Liability; Product Warranties.  Except as set forth on Schedule 2.21 attached hereto, to the Knowledge of the Sellers, (i) the products sold or manufactured by or for the Sellers relating to the Business and the services provided by the Business, have complied with and are in compliance with, all applicable (A) Laws, (B) industry and self-regulatory organization standards, and (C) contractual commitments and all express or implied warranties; and (ii) there are not, and there have not been, any defects or deficiencies in any such products or services that would reasonably be expected to result in a claim or claims against the Business or any Seller for Product Liabilities, except, in the cases described in clauses (i) and (ii) above, where there would not be a Material Adverse Effect.  ParentCo has provided Purchaser with a true and complete list of material Liabilities which have been incurred by the Sellers for Product Liabilities related to the Business in the past two (2) years.  To the Knowledge of the Sellers, no products heretofore sold by any Seller in connection with the Business are now subject to any guarantee or warranty other than such Seller’s standard terms and conditions of sale.

Section 2.22.          Fleetwood Dealers.

(a)           The Sellers have provided the Purchaser with a list of all Fleetwood Dealers as of the date of this Agreement, including, to the Knowledge of the Sellers, each such Fleetwood Dealer’s name and address.

(b)           No Fleetwood Dealer is an Affiliate of any Seller.

Section 2.23.          Absence of Certain Developments.  Except as set forth on Schedule 2.23 attached hereto and except as expressly contemplated by this Agreement, since April 26, 2009:

(a)           no Seller has, suffered any theft, damage, destruction or casualty loss in excess of $100,000 to any Transferred Assets, whether or not covered by insurance or suffered any material damage or destruction to its Books and Records;

(b)           no Seller has, exclusively with respect to the Business, incurred any Liabilities, except Liabilities incurred in the Ordinary Course of Business, bankruptcy costs and expenses relating to this Agreement and the transactions contemplated hereby;

(c)           no Seller has, exclusively with respect to the Business, sold, leased, assigned or transferred (including, without limitation, transfers to stockholders, holders of ownership interests or any Insider) a portion of its tangible assets, except for sales of Inventory, which, prior to the commencement of the Bankruptcy Case, were conducted in the Ordinary Course of Business, or canceled without fair consideration any material debts or claims owing to or held by it;

(d)           no Seller has sold, assigned, licensed or transferred (including transfers to stockholders or any Insider) any Transferred IP owned by, issued to or licensed to it or disclosed any material confidential information with respect to the Business (other than pursuant to agreements requiring the disclosure to maintain the confidentiality of and preserving all its rights in such confidential information);

(e)           no Seller has, exclusively with respect to the Business, entered into, amended or terminated any material lease, contract, agreement or commitment, other than in the Ordinary Course of Business;

(f)            no Seller has committed to do any of the foregoing;

(g)           no Seller has, exclusively with respect to the Business, suffered any product liability or recall liabilities reasonably expected to result in a Liability in excess of $1,000,000 in the aggregate; and

(h)           there has not occurred a Material Adverse Change.

Section 2.24.          Credit Support.  The Sellers have provided the Purchaser with information related to any letters of credit, guaranties, surety or performance bonds or other credit support, written or oral, that the Sellers have in effect with any existing customer, supplier, vendor or workers compensation obligations, in each case, only to the extent related to the Business.

Section 2.25.          Non-Seller Subsidiaries.  No Affiliate of any Seller (other than an Affiliate which is a Seller) owns any property, assets, rights, titles or interests of any kind and nature that are part of the Transferred Assets.

Section 2.26.          Disclaimer.  THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLERS IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLERS.  THE SELLERS HEREBY DISCLAIM ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE BANKRUPTCY SCHEDULES AND THE DISCLOSURE SCHEDULES, THE SELLER IS SELLING THE TRANSFERRED ASSETS HEREUNDER ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS AND MAKES NO REPRESENTATIONS OR EXPRESS OR IMPLIED WARRANTIES AS TO THE BUSINESS, THE TRANSFERRED ASSETS OR THE ASSUMED LIABILITIES, INCLUDING AS TO THEIR PHYSICAL CONDITION, USABILITY, MERCHANTABILITY, PROFITABILITY OR FITNESS FOR ANY PURPOSE.

ARTICLE III.                                                                        REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser represents and warrants to the Sellers as follows:

Section 3.1.            Due Incorporation and Authority.  The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary company power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  The Purchaser has all requisite power and authority to enter into this Agreement and the other Transaction Documents, carry out its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser.  This Agreement has been duly executed and delivered by the Purchaser, and, assuming the due authorization, execution and delivery hereof by the Seller, this Agreement and the other Transaction Documents constitute (or will constitute upon due execution and delivery) the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors rights generally or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

Section 3.2.            No Conflicts.  The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby and thereby, and the performance by the Purchaser of this Agreement in accordance with their terms will not:

(a)           violate the limited liability company operating agreement (or other governing instrument) of the Purchaser;

(b)           violate, conflict with, or require additional consent or approval under (i) any material contracts to which the Purchaser is a party or by which it is bound or (ii) the Limited Partnership Agreement of American Industrial Partners Capital Fund IV, LP (as amended, restated or otherwise modified, and in effect as of the date of this Agreement); or

(c)           violate any Law in any material respect to which the Purchaser or its assets are bound or subject, except for any such violation under the HSR Act.

provided, however, that each of the cases set forth in clause (b) above are subject to exceptions that would not prevent or materially delay the consummation by the Purchasers of the transactions contemplated by this Agreement.

Section 3.3.            Litigation.  There are no Claims pending or, to the Knowledge of the Purchaser, threatened against the Purchaser before any Governmental Body that would prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement.

Section 3.4.            Purchaser’s Financial Capability.  At the Closing and in accordance with the Equity Commitment Letter, the Purchaser will have the funds necessary to consummate the transactions contemplated by this Agreement, including payment of the Purchase Price and assumption of the Assumed Liabilities.  Without limiting the foregoing, the Purchaser, upon the Closing, will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f)(2)(B) of the Bankruptcy Code with respect to each of the Assumed Contracts.  The Purchaser has furnished a true and complete copy of the Equity Commitment Letter to ParentCo, which constitutes a valid and binding obligation of American Industrial Partners Capital Fund IV, LP to make a cash contribution to the Purchaser’s equity in an amount necessary for the Purchaser to pay the Purchase Price and consummate the transactions contemplated by this Agreement, in accordance with the terms hereof.

Section 3.5.            Brokers.  Except as set forth on Schedule 3.5 attached hereto, the Purchaser has not paid or agreed to pay, or received any Claim with respect to, any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby.

ARTICLE IV.                                                                       COVENANTS AND AGREEMENTS.

Section 4.1.            Operation of the Business.  Subject to any restrictions and obligations imposed by the Bankruptcy Court, the Sellers will not engage in any practice, take any action or enter into any transaction outside the Ordinary Course of Business between the date hereof and the Closing Date.  The Sellers shall conduct the Business substantially in the manner conducted as of the date hereof and use commercially reasonable efforts to preserve intact the Transferred Assets.  In particular, and without limiting the generality of the foregoing, between the date hereof and the Closing Date, each Seller shall, in respect of the Transferred Assets or the operation of the Business,:

(a)           not sell, transfer, encumber or otherwise dispose of any Transferred Assets or any interest therein, other than immaterial dispositions and Inventory sold or disposed of in the Ordinary Course of Business;

(b)           not terminate or modify the material terms of any of the Assumed Contracts or Assumed Liabilities;

(c)           not enter into any Contract that would cause the representation and warranty contained in Section 2.6(a) to be untrue had such Contract been entered into prior to the date hereof, other than any such Contract entered into in the Ordinary Course of Business;

(d)           not make any material change in its methods of accounting as in effect on the date of this Agreement;

(e)           report periodically to the Purchaser, as the Purchaser may reasonably request, concerning the status of the Business, the Transferred Assets and its operations and finances;

(f)            maintain security at any facilities where Transferred Assets are located reasonably sufficient to protect the Transferred Assets from material theft, loss or destruction;

(g)           with respect to the Transferred Assets, not enter into any transaction or make or enter into any contract or commitment or amend or terminate any material agreement or commitment which is not in the Ordinary Course of Business;

(h)           not, without the Bankruptcy Court approval and the Purchaser’s approval, voluntarily terminate or reject (whether pursuant to Section 365 of the Bankruptcy Code or otherwise) any Assumed Contract relating to the Business;

(i)            maintain the Books and Records in the usual, regular and ordinary manner and not destroy, alter or otherwise compromise the integrity of such Books and Records;

(j)            maintain compliance, in all material respects,  with all Laws, rules and regulations of any Governmental Body that relate to the Business or the Transferred Assets (other than the reporting requirements of the Securities and Exchange Commission);

(k)           pay all debts and obligations (including all trade payables and dealer related liabilities) incurred by it in the Ordinary Course of the Business;

(l)            use commercially reasonable efforts to maintain the business organization of the Business intact, including its material agents, employees, consultants and independent contractors;

(m)          not enter into any dealer agreements or floor plan arrangements; or

(n)           not dispose of any Transferred Real Property.

provided, however, that, notwithstanding the preceding, the Seller may take any of such actions with the prior written consent of the Purchaser, not to be unreasonably withheld (provided, that after the entry of the Sale Approval Order by the Bankruptcy Court, the Purchaser may withhold its consent in its sole discretion).

Section 4.2.            Confidentiality.

(a)           Until the Closing Date, each party hereto shall hold in confidence, and shall cause its respective Affiliates and Representatives to hold in confidence, all Confidential Information obtained by any of them from the other party or its Affiliates or Representatives relating to such other party or the transactions contemplated hereby (including any notes, analyses, compilations, studies, summaries, or any other material prepared by the Purchaser or the Purchaser’s representatives relating in any way to the Business or the transactions contemplated hereby).  Notwithstanding the foregoing, the party receiving Confidential Information from the party disclosing such Confidential Information may disclose such Confidential Information:  (i) to the extent that such disclosure was previously authorized in writing by the disclosing party; (ii) to any Governmental Body, with valid and competent jurisdiction thereof, if the receiving party is directed to disclose such Confidential Information to and by such Governmental Body; (iii) to the receiving party’s Affiliates and Representatives who have a need to know such information solely for purposes of assisting in regard to this Agreement and the transactions contemplated hereby, and who are subject to confidentiality obligations to the receiving party; (iv) to the Bankruptcy Court, the official committee of unsecured creditors or the lenders party to that certain secured credit facility previously entered into by Sellers in connection with the Bankruptcy Case; and (v) to the extent that disclosure is required under any applicable Law.  Except as otherwise set forth herein, no party shall disclose or make use of, and each party shall cause its respective Affiliates and Representatives not to disclose or make use of, the other party’s Confidential Information without the prior written consent of such other party.  In the event that this Agreement is terminated, each party shall, and shall cause its respective Affiliates and Representatives to, promptly return to the other party or destroy all documents (including all copies thereof) containing Confidential Information obtained from such other party or its Affiliates or Representatives.  The Sellers further agree that the Sellers and their Representatives will not use any of the Confidential Information of the Purchaser for any reason other than to evaluate the Purchaser’s ability to consummate the transactions contemplated by this Agreement.

(b)           After the Closing, each Seller shall maintain as confidential and shall not use or disclose (except as required by law or as authorized in writing by the Purchaser) any Confidential Information of the Purchaser or any Confidential Information in any way related to the Business or the Transferred Assets.

(c)           Each party further agrees to take all appropriate steps (and to cause each of its Affiliates to take all appropriate steps) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.  The parties agree to be responsible for enforcing the terms of this Section 4.2 as to its Representatives and to take such action, legal or otherwise, to the extent necessary to cause them to comply with the terms and conditions of this Section 4.2 and thereby prevent any disclosure of the Confidential Information by any of its Representatives (including all actions that such party would take to protect its own trade secrets and confidential information).  In the event any party is required by Law to disclose any Confidential Information, such Party shall promptly notify the other party in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with such party to preserve the confidentiality of such information consistent with applicable Law.

Section 4.3.            Expenses.  Except as otherwise specifically provided herein, the Purchaser and the Seller shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of their Representatives.

Section 4.4.            Public Announcements.  No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without prior approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed, unless such disclosure is required by applicable Law in the reasonable judgment of the party making the disclosure.  The parties shall cooperate, using commercially reasonable efforts, as to the timing and contents of any such announcement, including any such announcement required by applicable Law.

Section 4.5.            Access to Information; Preservation of Records; Litigation Support.

(a)           From the date hereof until the Closing, upon reasonable notice, the Sellers shall, subject to ParentCo’s approval, not to be unreasonably withheld, (i) afford the Purchaser and Representatives of the Purchaser reasonable access, during normal business hours, to the offices, plants, warehouses, properties, books and records of the Sellers relating to the Business and shall allow the Purchaser and such Representatives to make such reasonable investigation of the properties, businesses and operations of the Sellers (including without limitation any environmental audits and investigations or to conduct a physical inventory of the Inventory) and such examination of the Books and Records and financial condition of the Sellers as it reasonably requests and to make extracts and copies to the extent necessary of the Books and Records and (ii) furnish to the Representatives of the Purchaser such additional financial and operating data and other information regarding the operations of the Business as the Purchaser may from time to time reasonably request.

(b)           The Sellers shall use their commercially reasonable efforts to facilitate the Purchaser’s contact and communication with the key employees of the Sellers, customers, suppliers, vendors and distributors of the Business as requested upon reasonable notice by the Purchaser to the Sellers and during normal business hours after the date hereof.  All such contact and communication will be requested through, and arranged by, one or more members of senior management of the Sellers to be designated in writing by ParentCo to the Purchaser.

(c)           The Purchaser shall, and shall cause its Affiliates to, preserve and keep the records (including the Books and Records) held by them relating to the Business prior to the Closing for a period of seven (7) years from the Closing Date (or longer if required by applicable Law) and shall make such records and personnel available to the Sellers as may be reasonably requested by any Seller in connection with, among other things, the preparation of any Tax Returns, any insurance claims by, Claims or Tax audits against or governmental investigations of any Seller or any of their Affiliates.

(d)           After the Closing, each party to this Agreement and its Affiliates shall use reasonable efforts to provide assistance to the other parties with respect to any Claims related to the Business and to make available to the other, upon written request (i) such employees who have expertise or knowledge with respect to the Business or matters involved in any such Claims, for the purpose of consultation and/or as a witness; and (ii) its directors, officers, other employees and agents, as witnesses, in each case to the extent that the requesting party believes any such person may reasonably be useful or required in connection with any such Claim in which the requesting party may from time to time be involved.  The employing party agrees that such person shall be made available to the requesting party upon reasonable notice.  The requesting party agrees to cooperate with the employing party in giving consideration to business demands of such persons and the employing party shall not be obligated to comply with this Section 4.5(d) to the extent it unreasonably interferes with the operation of its business.  The requesting party shall pay for reasonable expenses actually incurred by the employing party in connection with this Section 4.5(d).

Section 4.6.            Regulatory and Other Authorizations; Consents.

(a)           Each of the parties hereto shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain any consents, licenses, permits, waivers, approvals, authorizations or orders necessary or required to be obtained or made by such party in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Transferred Permits), and (iii) make all filings and give any notice, and thereafter make any other submissions either required or reasonably deemed appropriate by each of the parties, with respect to this Agreement and the transactions contemplated hereby required under any Law (including, if required, promptly making all necessary filings, and thereafter making any other required submissions, with respect to this Agreement required under the HSR Act); provided, that any Third Party consents related to Computer Software shall be governed by Section 4.6(c) below.

(b)           The parties hereto shall work closely and cooperatively and consult with each other in connection with the making of all such filings and notices, including by providing copies of all such documents to the non-filing party and its advisors a reasonable period of time prior to filing or the giving of notice.

(c)           If a consent of a Third Party which is required in order to assign any Transferred Asset (other than Computer Software) is not obtained prior to the Closing Date, or if an attempted assignment would be ineffective or would adversely affect the ability of any Seller to convey its interest in question to the Purchaser, the Sellers will cooperate with the Purchaser in good faith and in a commercially reasonable manner in any lawful arrangement to provide that the Purchaser shall receive the interests of any Seller in the benefits of such Transferred Asset (other than Computer Software). If any consent or waiver is not obtained before the Closing Date and the Closing is nevertheless consummated, each Seller agrees to continue to cooperate with the Purchaser in good faith and in a commercially reasonable manner to obtain all such consents as have not been obtained prior to such date, except as otherwise described in this Agreement.  For the avoidance of doubt, Purchaser shall be solely responsible for obtaining any approvals or consents (and paying any fees or costs) related to the assignment or license to (or permitted use by) Purchaser of any Computer Software used in the Business) including any approvals, consents, fees or costs related to the license by any licensor of Computer Software used in the Business); provided, however, that ParentCo shall cooperate with the Purchaser in a reasonable manner to assist Purchaser in its responsibility to obtain such approvals or consents and ParentCo shall be responsible for its own costs and attorneys’ fees in connection with such cooperation.

Section 4.7.            Further Action; Additional Assignments of Transferred Intellectual Property.

(a)           Each of the parties hereto shall execute such documents and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and give effect to the transactions contemplated hereby.  From time to time after the Closing, the Sellers shall prepare all documents and take all actions reasonably necessary as requested by the Purchaser to further the sale and assignment of the Transferred IP to the Purchaser hereunder.

(b)           The Sellers shall execute such documents and use their commercially reasonable efforts to take or cause to be taken all action and do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement. The parties to this Agreement shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions set forth in Section 5 of this Agreement.

(c)           In connection with the removal of any Transferred Assets from Plant 47 after Closing by the Purchaser, the Purchaser shall use its commercially reasonable efforts to avoid any damage to Plant 47 and any such removal shall be made with the supervision of a representative of the Sellers designated by ParentCo.

Section 4.8.            Bankruptcy Court Approval.

(a)           The Sale Approval Order shall be substantially in the form of Exhibit B hereto (with such changes thereto as the Seller and the Purchaser shall mutually approve, which approval shall not be unreasonably withheld, conditioned or delayed).

(b)           The Sellers shall add the Purchaser, and the Purchaser’s counsel, to the Sellers’ so-called “Rule 2002 notice list” and otherwise provide notice to the Purchaser of all matters that are required to be served on the Sellers’ creditors pursuant to the Bankruptcy Code and Rules.

(c)           The Sellers will use reasonable efforts to obtain: (i) the entry of the Sale Approval Order on the Bankruptcy Court’s docket on June 26, 2009 or otherwise as soon as practicable and no later than June 30, 2009 and one Business Day after the date of the Sale Hearing; and will use their reasonable efforts to timely obtain any other consent required for the consummation of the transactions contemplated by this Agreement as soon as practicable.

(d)           The Sellers shall provide the Purchaser with a reasonable opportunity to review and comment upon all motions, applications and supporting papers prepared by the Sellers (including forms of orders and notices to interested parties) that relate to the purchase and sale of the Transferred Assets contemplated by this Agreement prior to the filing thereof in the Bankruptcy Case.  All motions, applications, petitions, schedules and supporting papers prepared by the Sellers and relating to the purchase and sale of the Transferred Assets to the Purchaser as contemplated by this Agreement to be filed on behalf of the Sellers after the date hereof must be reasonably acceptable in form and substance to the Purchaser.

Section 4.9.            Books and Records.  If, in order to properly prepare documents required to be filed with Governmental Bodies or its financial statements, it is necessary that either party hereto or any successors thereto be furnished with additional information relating to the Business, the Transferred Assets or the Assumed Liabilities, and such information is in the possession of the other party hereto or any successor thereto or any of their respective Affiliates, such party agrees to use commercially reasonable efforts to furnish or cause to be furnished such information to such other party, at the reasonable cost and expense of the party being furnished such information, subject to Section 4.2 hereof.

Section 4.10.          Tax Matters.

(a)           Sales, Use and Other Transfer Taxes.  Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use or other Taxes and recording charges due and which may be payable by reason of the sale of the Transferred Assets or the assumption of the Assumed Liabilities under this Agreement or the transactions contemplated herein shall be borne and timely paid fifty percent (50%) by Sellers and fifty percent (50%) by Purchaser.  To the extent Sellers are responsible for payment of amounts under this Section 4.10(a), Purchaser shall have the right to pay (on behalf of Sellers) any such amounts and deduct such amounts from the Purchase Price on a dollar-for-dollar basis.

(b)           Cooperation.  The parties hereto shall cooperate with each other and with each other’s respective Representatives, including accounting firms and legal counsel, in connection with the preparation or audit of any Tax Return(s) and any Tax claim or litigation in respect of the Transferred Assets and the Assumed Liabilities that include whole or partial taxable periods, activities, operations or events on or prior to the Closing Date, which cooperation shall include making available employees, if any, for the purpose of providing testimony and advice, or original documents, or either of them.  Personal property Taxes, real property Taxes and other similar Taxes (the “Proration Items”) with respect to the Transferred Assets for any taxable period commencing before the Closing Date and ending after the Closing Date shall be prorated on a per diem basis between the Purchaser and the Sellers as of the Closing Date.  The amount of the Proration Items attributable to the Sellers shall be equal to the amount of Tax for the period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the period through the Closing Date and the denominator of which shall be the number of days in the period. To the extent the Sellers are responsible for the payment of amounts under this Section 4.10(b), the Purchaser shall have the right to pay (on behalf of the Sellers) any such amounts and deduct such amounts from the Purchase Price on a dollar-for-dollar basis (except to the extent included in Closing Liabilities); provided, that if such amount is greater than $15,000, the Purchaser shall provide the Sellers with reasonable notice and a reasonable opportunity to defend against (or object to) such payment in good faith.

Section 4.11.          Notification of Certain Matters.  Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 5 or 6 of this Agreement becoming incapable of being satisfied.  In furtherance of the foregoing, the Sellers shall give prompt notice to the Purchaser of (i) the occurrence or nonoccurrence of any event that would cause either (A) any representation or warranty of the Sellers contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing or (B) directly or indirectly, any Material Adverse Effect, (ii) any material failure of the Sellers to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder or (iii) the termination of employment of any senior manager, the termination of employment or furlough of any material number of employees and any material change in compensation payable to any employee, in each case, primarily related to the Business.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 4.11 shall not (x) be deemed to amend or supplement any of the Disclosure Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 4.12.          Update of Schedules and Disclosure Schedules; Knowledge of Breach.

(a)           The Sellers and the Purchaser acknowledge that, other than Schedule 1.3(a)(ii) and Annex I (each of which are full and final as of the date of this Agreement), the Schedules and Disclosure Schedules have not been delivered as of the date hereof.  Sellers shall, after discussions with the Purchaser and the Purchaser’s representatives, deliver full and final Schedules and Disclosure Schedules to the Purchaser no later than 5:00 p.m. EST on June 10, 2009 (except for Schedule 1.1(a)(i) (Assumed Contracts), Schedule 5.9 (Rejection of Dealer Agreements) and Schedule 2.6(a) of the Disclosure Schedules (Contracts), each of which shall be delivered, full and final by June 5, 2009).  Such schedules shall be deemed to be the Schedules and Disclosure Schedules for all purposes hereunder as if they were delivered as of the date hereof.

(b)           The Seller shall have the right from time to time prior to the Closing to supplement or amend the Disclosure Schedules with respect to any matter hereafter arising or discovered which if existing or known at the date of this Agreement would have been required to be set forth or described in such Disclosure Schedules and also with respect to events or conditions arising after the date hereof and prior to Closing.  Any such supplemental or amended disclosure, however, shall be not deemed to have cured or prevented any breach of any representation or warranty or covenant or any other provision of this Agreement for purposes of determining whether or not the conditions set forth in Section 5 have been satisfied or for any other purpose under this Agreement.

(c)           The Sellers shall update the Disclosure Schedules no later than two (2) Business Days prior to the Closing Date. Any such supplemental or amended disclosure, however, shall not be deemed to have cured or prevented any breach of any representation or warranty or covenant or any other provision of this Agreement for purposes of determining whether or not the conditions set forth in Section 5 have been satisfied or for any other purpose under this Agreement.

(d)           Nothing in this Agreement, including this Section 4.12, shall imply that the Seller is making any representation or warranty as of any date other than the date of this Agreement and the Closing Date.

Section 4.13.          Co-Existence and License.

(a)           The Sellers and the Purchaser agree to negotiate the Co-Existence Agreement in good faith.  The Co-Existence Agreement shall provide for, among other things,: (i) the co-existence of the Sellers and the Purchaser including with respect to the Purchaser’s use of the name “Fleetwood” and the fleetwood.com domain name in connection with the Business; (ii) ParentCo’s exclusive, including as to Sellers, license of ParentCo’s efdn software to Purchaser for use solely in connection with its dealer network for motorized recreational vehicles; (iii) Purchaser’s limited license to Sellers and their Affiliates of the name “Fleetwood RV” for a period of six months for use solely in connection with any inventory of the Sellers or their Affiliates (not included in Transferred Assets) existing as finished goods inventory as of the Closing Date in the travel trailers business; and (iv) Sellers’ (including their successors, assigns and licensees) and their Affiliates’, covenant to not use the name “Fleetwood” or the fleetwood.com domain name for any motorized recreational vehicle business.

(b)           Following the Closing, the Purchaser shall not, and shall cause its Affiliates not to use any Intellectual Property constituting an Excluded Asset (other than Shared IP).

(c)           In the event that the Sellers or their Affiliates, on the one hand, or the Purchaser or its Affiliates, on the other hand, breach this Section 4.13, the non-breaching party shall be entitled to specific performance of this Section 4.13 and to injunctive relief against further violations, as well as any other remedies at law or in equity available to such non-breaching party.

Section 4.14.          Employment Arrangements.

(a)           Future Employment.  The Sellers agree that all of its employees may apply for employment with the Purchaser prior to or following the Closing. The Sellers recognize that the Purchaser intends to make offers of employment to certain employees of the Sellers, on terms and conditions of employment that may be different from those provided by the Sellers, and that it is uncertain how many employees of the Sellers will accept employment with the Purchaser. The number of offers of employment made by the Purchaser, and the terms and conditions of such offers, shall be determined by the Purchaser in its sole discretion and in accordance with applicable law.

(b)           Employee Benefit Plans.  The Purchaser shall not adopt, become a sponsoring employer of, or have any obligations under or with respect to the Employee Benefit Plans, and the Sellers shall be solely responsible for any and all liabilities and obligations that have been incurred or may be incurred under or in connection with any Employee Benefit Plan; (ii) the Sellers shall be solely responsible for any and all liabilities arising out of or relating to the employment of any employees of the Business who do not become Retained Employees, whether such liabilities arise before, on or after the Closing Date; and (iii) the Sellers shall be solely responsible for any and all liabilities arising out of or relating to the employment of any Retained Employees before the date such employee actually commences work with the Purchaser and/or any of its Affiliates pursuant to Section 4.14(a).

(c)           No Right to Employment.  Notwithstanding Section 4.14(a), nothing herein expressed or implied shall confer upon any of the employees of the Seller or any Retained Employees any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

(d)           Other Obligations.  Except as otherwise specified in this Section 4.14, neither the Purchaser nor its Affiliates shall be obligated to provide any severance, separation pay, change of control or other payments or benefits, including any key employee retention payments, to any employee of the Seller on account of any termination of such employee’s employment on or before the Closing Date.

(e)           The Sellers’ Cooperation in Hiring of Employees.  Subject to applicable Law and prior approval by ParentCo, not to be unreasonably withheld, the Sellers shall cooperate with the Purchaser and shall permit the Purchaser a reasonable period prior to the Closing Date, (i) to meet with employees of the Sellers (including managers and supervisors) at such times as the Purchaser shall reasonably request, (ii) to speak with such employees’ managers and supervisors (in each case with appropriate authorizations and releases from such employees) who are being considered for employment by the Purchaser, (iii) to distribute to such employees of the Sellers such forms and other documents relating to potential employment by the Purchaser after the Closing and (iv) to permit Purchaser, upon request, to review personnel files and other relevant employment information regarding employees of Sellers related exclusively to the Business.

Section 4.15.          Diligence Period.  The Purchaser shall have until 5:00 p.m. prevailing EST on June 17, 2009 (such period, the “Diligence Period”) in which to conduct its confirmatory due diligence. During such Diligence Period, the Purchaser and its accountants, attorneys, consultants, agents and advisers shall be permitted to review the premises, facilities, Books and Records and contracts of the Sellers, and to (i) conduct interviews with the Sellers’ senior management regarding the business, operations, financial condition and results of operations of the Sellers and their Affiliates and (ii) conduct additional due diligence on the employees, customers and suppliers of the Sellers.  The Purchaser shall have the right, at any time during the Diligence Period, at the Purchaser’s sole discretion and without any Liability or obligation on the part of the Purchaser, to terminate this Agreement by providing written notice to ParentCo of such termination.  If the Purchaser fails to deliver such written notice prior to the end of the Diligence Period, then the Purchaser shall have no further right to terminate this Agreement under this paragraph.

Section 4.16.          Transition Services Agreement.  The Sellers and the Purchaser agree to negotiate the Transition Services Agreement in good faith.

Section 4.17.          Insurance.  To the extent that any insurance policies owned or controlled by any Seller (collectively, the “Sellers’ Insurance Policies”) cover any loss, Liability, claim, damage or expense resulting from, arising out of, based on or relating to occurrences prior to the Closing with respect to the Business or the Transferred Assets and permit claims to be made thereunder with respect to such losses, Liabilities, claims, damages or expenses after the Closing, the Sellers shall use their commercially reasonable efforts to obtain an insurance certificate naming the Purchaser as an additional insured under the Sellers’ Insurance Policies.

Section 4.18.          Title Commitments and Surveys.  ParentCo shall, at the Purchaser’s sole direction, cost and expense, have ordered and delivered to the Purchaser a commitment for a policy of title insurance (each, a “Title Commitment”, and collectively the “Title Commitments”) not less than ten (10) days prior to the scheduled Closing Date for each Transferred Real Property, together with copies of all documents identified in such commitment, issued by a title company chosen by the Purchaser (the “Title Company”).  Purchaser shall also have the option of ordering a survey (each, a “Survey”, and collectively the “Surveys”) to be performed at each Transferred Real Property.  If the Title Commitments or the Surveys show any Encumbrances, other than Permitted Encumbrances, the Sellers shall be obligated to cure and or remove of record any such Encumbrances at or prior to Closing so that the Purchaser shall be able to obtain a policy of title insurance from the Title Company at Closing insuring title in the condition required hereunder.  The Sellers hereby agree that they shall execute any documents or take any actions reasonably required by the Title Company (the “Sellers’ Title Deliverables”), including, without limitation, executing a standard title affidavit, in order to allow the Title Company to issue the title insurance (the “Title Policies”) as required hereunder for the Transferred Real Property at Closing.  In the event that the Title Commitments or the Surveys reveal Encumbrances other than Permitted Encumbrances, and it becomes apparent that any Seller can not or will not cure or remove of record such Encumbrances at or prior to Closing, the Purchaser shall have the option to elect to consummate the transactions contemplated hereby with an adjustment to the Purchase Price in an amount necessary to cure or remove such Lien of record at Closing, which amount shall not in any event exceed, in the aggregate, $25,000.

Section 4.19.          Joint Post-Closing Covenant of Purchaser and Sellers.  The Purchaser and the Sellers jointly covenant and agree that, from and after the Closing Date, the Purchaser and the Sellers will each use commercially reasonable efforts to cooperate with each other in connection with any action, suit, proceeding, investigation or audit of the other relating to (a) the preparation of an audit of any Tax Return of any Seller or the Purchaser for all periods prior to or including the Closing Date and (b) any audit of the Purchaser and/or any audit of any Seller with respect to the sales, transfer and similar Taxes imposed by the laws of any state or political subdivision thereof, relating to the transactions contemplated by this Agreement. In furtherance hereof, the Purchaser and the Sellers further covenant and agree to promptly respond to all reasonable inquiries related to such matters and to provide, to the extent reasonably possible, substantiation of transactions and to make available and furnish appropriate documents and personnel in connection therewith. All costs and expenses incurred in connection with this Section 4.19 referred to herein shall be borne by the party who is subject to such action.

Section 4.20.          Assignment of Domain Names.  After the date hereof and for a period of thirty (30) days after the Closing Date, the Sellers shall grant to the Purchaser access to the Sellers’ administrative contact for the Sellers’ domain names and make such person available to the Purchaser and its representatives and agents to effectuate the transfer to the Purchaser of the domain names which constitute an Transferred Asset hereunder.

Section 4.21.          Cooperation Regarding Product Liability Claims.  After the Closing, the Purchaser shall reasonably cooperate with the Sellers in an effort to mitigate any Liability to the Sellers resulting from Claims relating to product liability that constitute Excluded Liabilities; provided that such cooperation shall be at Sellers’ sole cost and expense.

Section 4.22.          Pre-Closing Statement.  On or prior to June 12, 2009, the Purchaser will prepare and deliver to ParentCo a statement (the “Pre-Closing Statement”) setting forth in reasonable detail (including, but not limited to, supporting information) Purchaser’s good faith calculation of (i) any pre and post petition Liabilities for warranty (and any reserve related thereto) to be included in the Closing Liabilities and (ii) any Inventory (and any reserve related thereto, including reserves for obsolete or slow moving Inventory) to be included in the Closing Current Assets.  If ParentCo (on behalf of itself and the other Sellers) is not fully satisfied (or disagrees) with any item in the Pre-Closing Statement, ParentCo (on behalf of itself and the other Sellers) shall (x) promptly notify Purchaser of such dissatisfaction or disagreement in reasonable detail and (y) have the right, in ParentCo’s sole discretion, (i) to terminate this Agreement by providing written notice to Purchaser and/or (ii) negotiate in good faith with Purchaser to revise the Pre-Closing Statement prior to June 17, 2009, at which date the Pre-Closing Statement shall become the final Pre-Closing Statement (the “Final Pre-Closing Statement”).  The parties to this Agreement hereby agree that the Post Closing Statement shall be prepared using the accounting policies, practices, methodologies and judgments used in the Final Pre-Closing Statement.  If ParentCo fails to deliver a written termination notice prior to June 17, 2009, then ParentCo shall have no further right to terminate this Agreement under this paragraph.

Section 4.23.          Deposit.  Within ten (10) Business Days following the date this Agreement is executed by all parties hereto, (i) the Purchaser and the applicable Seller(s) shall enter into the Deposit Escrow Agreement with the Escrow Agent and (ii) the Purchaser shall pay the Deposit Amount to the Escrow Agent in accordance with Section 1.5(d) and the Deposit Escrow Agreement, in each case, in accordance with the Bidding Procedures Order.

ARTICLE V.                      CONDITIONS PRECEDENT TO THE OBLIGATION OF THE PURCHASER TO CLOSE.

The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment on or prior to the Closing Date of each of the following conditions, any one or more of which (to the extent permitted by applicable Law) may be waived by the Purchaser:

Section 5.1.            Representations and Warranties; Covenants.  The representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects both as of the date of this Agreement and as of the Closing, other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such date, with the same force and effect as though made on and as of the Closing Date except that those representations and warranties that are qualified by materiality, Material Adverse Effect, or similar phrases shall be true and correct in all respects.  The covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects.  The Purchaser shall have received a certificate of the Seller (the “Seller’s Certificate”) to such effect signed by a duly authorized officer thereof.

Section 5.2.            No Order.  No Governmental Body shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and no proceeding shall be pending before any Governmental Body, in any case, which could reasonably be expected to have the effect of (i) making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions, (ii) causing the transactions to be rescinded following the consummation thereof, or (iii) materially modifying the terms of the transactions contemplated by this Agreement.

Section 5.3.            Bankruptcy Filing Condition.  The Bankruptcy Case shall not have been dismissed or converted to a proceeding under chapter 7 of the Bankruptcy Code and no trustee or examiner shall have been appointed. The Bankruptcy Court shall have authorized the assumption and assignment of the Assumed Contracts and the Assumed Contracts shall have been actually assumed and assigned to Purchaser such that the Assumed Contracts will be in full force and effect from and after the Closing with non debtor parties being barred and enjoined from asserting against Purchaser, among other things, defaults, breaches or claims of pecuniary losses existing as of the Closing or by reason of the Closing.  The Sale Approval Order shall have become a Final Order.

Section 5.4.            Closing Documents.  The Sellers shall have delivered to the Purchaser on the Closing Date the documents required to be delivered pursuant to Section 1.8.

Section 5.5.            Real Estate Matters.  The Purchaser shall have received Title Commitments, Sellers’ Title Deliverables, Title Policies reasonably acceptable to the Purchaser pursuant to Section 4.18.

Section 5.6.            Material Adverse Change.  There shall not have occurred a Material Adverse Change since the date of this Agreement.

Section 5.7.            Approvals.  All material authorizations, consents, filings and approvals from any Governmental Body necessary to permit Sellers to perform the transactions contemplated hereby shall have been duly obtained, made or given, in form and substance, reasonably satisfactory to Purchaser, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.  All terminations or expirations of waiting periods imposed (and any extension thereof) by any Governmental Body necessary for the transactions contemplated under this Agreement, if any, shall have occurred.

Section 5.8.            Permits and Third Party Consents.  Purchaser shall have obtained the Permits and Third Party consents set forth on Schedule 5.8 attached hereto.

Section 5.9.            Rejection of Dealer Agreements.  The Sellers shall have filed a motion with the Bankruptcy Court to reject the dealer agreements and all other Contracts listed on Schedule 5.9 the “Rejection Motion”), and the Bankruptcy Court shall have issued an Order approving such Rejection Motion.

Section 5.10.          Transition Services Agreement, Escrow Agreement and Co-Existence Agreement.  The appropriate Seller or Sellers shall have executed and delivered to the Purchaser the Transition Services Agreement, the Escrow Agreement and the Co-Existence Agreement.  The Escrow Agent shall have executed and delivered to the Purchaser the Escrow Agreement.

ARTICLE VI.                    CONDITIONS PRECEDENT TO THE OBLIGATION OF THE SELLERS TO CLOSE.

The obligation of the Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment on or prior to the Closing Date of each of the following conditions, any one or more of which (to the extent permitted by applicable Law) may be waived by the Sellers:

Section 6.1.            Representations and Warranties; Covenants.  The representations and warranties of the Purchaser contained in this Agreement shall be true and correct both as of the date of this Agreement and as of the Closing, other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such date, those qualified by materiality shall be true and correct in all respects.  The covenants and agreements contained in this Agreement to be complied with by the Purchaser at or before the Closing shall have been complied with in all material respects.  The Seller shall have received a certificate of the Purchaser (the “Purchaser’s Certificate”) to such effect signed by a duly authorized officer thereof.

Section 6.2.            No Order.  No Governmental Body shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and no proceeding shall be pending before any Governmental Body, in any case, which could reasonably be expected to have the effect of (i) making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; (ii) causing the transactions to be rescinded following the consummation thereof, (iii) materially modifying the terms of the transactions contemplated by this Agreement.

Section 6.3.            Sale Approval Order.  The Bankruptcy Court shall have entered the Sale Approval Order, and the Sale Approval Order shall have become a Final Order.

Section 6.4.            Closing Documents.  The Purchaser shall have delivered to the Seller on the Closing Date the documents and payments required to be delivered by it pursuant to Section 1.9.

Section 6.5.            Escrow Agreement.  Each of the Purchaser and the Escrow Agent shall have executed and delivered to ParentCo the Escrow Agreement and such Escrow Agreement shall be in full force and effect as of the Closing.

ARTICLE VII.                   TERMINATION OF AGREEMENT.

Section 7.1.            Termination Prior to Closing.  Notwithstanding anything herein to the contrary, this Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, at any time prior to the Closing, upon written notice by the terminating party to the other party:

(a)           by the mutual written consent of the ParentCo (on behalf of itself and the Sellers) and the Purchaser;

(b)           by the Purchaser, if the Closing shall not have occurred prior to July 10, 2009; provided, however, that Purchaser shall have the right to extend such date up to July 31, 2009 (such day, as may be extended by Purchaser, being referred hereto as the “Termination Date”) if the Purchaser certifies in writing on or prior to July 8, 2009 that the Purchaser is ready, willing and able to close the transactions contemplated in this Agreement except for the Sellers’ failure to meet one or more of the closing conditions set forth in Section 5 (which such conditions shall also be specified in writing with reasonable detail to permit the Sellers to identify what action, if any, are required in order to satisfy such condition or conditions); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to the Purchaser if its failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date or;

(c)           by ParentCo, if the Closing shall not have occurred prior to the Termination Date; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to ParentCo if its failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(d)           by the Purchaser, if the Sellers breach or fail to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 5,

(B) cannot be or has not been cured within five (5) Business Days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Purchaser;

(e)           by ParentCo (on behalf of itself and the Sellers), if the Purchaser breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6, (B) cannot be or has not been cured within five (5) Business Days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Seller;

(f)            by the Purchaser, if any of the conditions set forth in Section 5 shall have become incapable of fulfillment prior to the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(f) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to the Termination Date.

(g)           by ParentCo (on behalf of itself and the Sellers), if any of the conditions set forth in Section 6 shall have become incapable of fulfillment prior to the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(g) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to the Termination Date.

(h)           by either ParentCo (on behalf of itself and the other Sellers) or the Purchaser, if the Bankruptcy Court approves a sale, transfer or other disposition by the Seller of all or any material portion of the Transferred Assets, taken as a whole, to a Person (or group of Persons) other than the Purchaser, whether pursuant to as asset sale, merger, stock sale, consolidation, business combination, sale or other disposition pursuant to one or more transactions or a similar transaction or business combination involving one or more Third Parties (any of the above, a “Competing Transaction”);

(i)            by ParentCo (on behalf of itself and the other Sellers) pursuant to Section 4.22;

(j)            by the Purchaser, if any of the following shall occur:

(i)            the Bankruptcy Case is dismissed or converted to one or more proceedings under chapter 7 of the Bankruptcy Code, a trustee or examiner is appointed for the Seller, or the automatic stay under section 362 of the Bankruptcy Code is lifted as to all or any material portion of the Transferred Assets, taken as a whole; or

(ii)           the Sale Approval Order has not been entered by the Bankruptcy Court by June 30, 2009.

(iii)          a Seller (A) agrees in writing, (B) publicly announces its intention or (C) is authorized by its board of directors either (x) to proceed with an agreement or undertaking with respect to a Competing Transaction other than in accordance with the Bidding Procedures Order, irrespective of whether or not such Competing Transaction is approved by the

Bankruptcy Court and/or consummated, or (y) not to sell, transfer, lease or otherwise dispose of, directly or indirectly, including through a sale of assets, stock sale, merger, reorganization or other similar transaction, all or any material portion of the Transferred Assets, taken as a whole, to the Purchaser;

(iv)          the Bankruptcy Court approves a Competing Transaction or an agreement or undertaking with respect to a Competing Transaction is executed;

(v)           other than in accordance with the Bidding Procedures Order, any Seller files a motion with the Bankruptcy Court to approve a sale to a Third Party of all or any material portion of the Transferred Assets, taken as a whole, which under this Agreement are intended to be conveyed to the Purchaser, provided that this Agreement has not been terminated; or

(vi)          either (x) the Sale Approval Order does not become a Final Order by July 10, 2009 because a timely notice of appeal is filed and the appellant obtains an order staying the Closing or (y) the Bankruptcy Court shall have denied the Sale Motion.

(k)           by the Purchaser pursuant to Section 4.15.

Section 7.2.            Break-up Fee; Expense Reimbursement.

(a)           In the event that this Agreement is terminated pursuant to Sections 7.1(b), 7.1(c), 7.1(d), 7.1(h), or 7.1(j)(iii)-(v) inclusive, the Sellers shall pay to the Purchaser immediately (provided, that if such termination is not a result of a Competing Transaction such payment shall be made within 90 days), in cash, the sum of $1,000,000 (the “Break-Up Fee”).  In the event that (A) this Agreement is terminated pursuant to Section 7.1(i) and (B) within three (3) months after such termination ParentCo or any Seller enters into an agreement with respect to a Competing Transaction which has a purchase price value to the Sellers greater than the purchase price value to Sellers pursuant to this Agreement (assuming that the Closing occurred), and (C) such Competing Transaction is ultimately consummated, then upon the consummation of such Competing Transaction, the Sellers shall pay to the Purchaser, in cash, an amount equal to the Break-Up Fee.

(b)           In the event that this Agreement is terminated pursuant to Sections 7.1(b), 7.1(c), 7.1(d), 7.1(f), 7.1(g), 7.1(h), 7.1(i), 7.1(j) or 7.1(k), the Sellers shall jointly and severally reimburse the Purchaser immediately (provided, that if such termination is not a result of a Competing Transaction such payment shall be made within 90 days), in cash, for documented out-of-pocket expenses actually incurred by the Purchaser in connection with this Agreement and the transactions contemplated hereby, including the Purchaser’s reasonable attorneys’ fees and expenses, the amount of which shall not in the aggregate exceed $750,000 (the “Expense Reimbursement”).

(c)           The Sellers’ obligation to pay the Break-Up Fee and the Expense Reimbursement pursuant to this Section 7.2 shall survive termination of this Agreement.  The Sellers are authorized without further Bankruptcy Court action to pay any amounts that become due and payable to the Purchaser pursuant to this Agreement (including, without limitation, the Breakup Fee and Expense Reimbursement). Any such amounts shall, pursuant to Section

364(c)(1) of the Bankruptcy Code, constitute a super-priority administrative expense in the Sellers’ Bankruptcy Case with priority over all administrative expenses of the kind specified in Section 503(b) or 507(a) of the Bankruptcy Code.

(d)           The Purchaser and ParentCo (on behalf of the Sellers) hereby agree that the Expense Reimbursement and the Break-Up Fee: (i) are not a penalty, but rather, are a reasonable estimate of the damages to be suffered by the Purchaser in the event the transactions contemplated by this Agreement are not consummated under the circumstances set forth herein, and (ii) are a necessary inducement for the Purchaser to enter into the transactions contemplated by this Agreement.

(e)           In the event that this Agreement is terminated by the Purchaser, the Break-Up Fee and the Expense Reimbursement (if applicable, in accordance with this Section 7.2 and the Bidding Procedures Order) shall be the Purchaser’s sole and exclusive remedy against the Sellers (whether in contract or tort, under statute, rule, Law or otherwise), in full satisfaction of all of the Seller’s obligations hereunder, except in the case of fraud or intentional misconduct.  For the avoidance of doubt, in the event of a breach or violation of any representation and warranty or covenant or agreement of any Seller under this Agreement, the Purchaser’s sole and exclusive remedy against the Sellers or any Seller (whether in contract or tort, under statute, rule, Law or otherwise) shall be to terminate this Agreement (only if such termination is in accordance with Section 7.1) and receive the Break-Up Fee and Expense Reimbursement (only if in accordance this Section 7.2 and the Bidding Procedures Order), except in the case of fraud or intentional misconduct.

Section 7.3.            Survival After Termination.  If this Agreement is terminated and the transactions contemplated hereby are not consummated, or if the Bankruptcy Court does not approve this Agreement, this Agreement shall become null and void and have no further force or effect, except that any such termination shall be without prejudice to the rights of any party on account of the non-satisfaction of the conditions set forth in Sections 5 and 6 resulting from the breach or violation, involving fraud or intentional misconduct, of the representations, warranties, covenants or agreements of another party under this Agreement.  Notwithstanding anything in this Agreement to the contrary, the provisions of Sections 4.2, 7.2, this Section 7.3 and Section 8 shall survive any termination of this Agreement.  If this Agreement is terminated for any reason other than termination of this Agreement by the Sellers pursuant to Section 7.1(e), the Sellers shall not be entitled to any damages, losses, or payment from the Purchaser, and the Purchaser shall have no further obligation or Liability of any kind to the Sellers, any of their Affiliates, or any Third Party under or in connection with this Agreement (whether in contract or tort, under statute, rule, Law or otherwise), except in the case of fraud or intentional misconduct.  In the event this Agreement is terminated by the Sellers pursuant to Section 7.1(e), the Purchaser shall indemnify the Sellers for any actual damages suffered by the Sellers up to an amount not to exceed the Deposit Amount, such amount being the maximum Liability of the Purchaser to the Sellers, any of their Affiliates or any Third Party under or in connection with this Agreement (whether in contract or tort, under any statute, rule or regulation or otherwise), except in the case of fraud or intentional misconduct.

ARTICLE VIII.                                                               MISCELLANEOUS.

Section 8.1.            Certain Definitions.

(a)           As used in this Agreement, the following terms have the following meanings:

“Accounts Receivable” means amounts receivable for merchandise actually delivered or services actually provided to third party customers and have arisen from bonafide transactions in the Ordinary Course of Business

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the Purchaser and the Sellers on the Closing Date.

“Assignments of Intangible Property” means the Assignments of Intangible Property to be executed by the Sellers on the Closing Date.

“Bidding Procedures Order” the order of the Bankruptcy Court regarding the transactions contemplated by this Agreement, establishing notice and service requirements to creditors and parties in interest (and approving bidding procedures) with respect thereto, approving the Break-Up Fee and the Expense Reimbursement, a copy of which is attached hereto as Exhibit A.

“Bill of Sale” means Bills of Sale to be executed by the Seller on the Closing Date.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks located in California are authorized or obligated to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.).

“Claim” means a suit, claim, action, proceeding, inquiry, investigation, litigation, legal proceeding, demand, charge, complaint, arbitration, indictment, information, or grand jury subpoena, in each case, filed with or made by a Governmental Body.

 “Closing Current Assets” shall mean Current Assets as of the Closing Date.

“Closing Liability Cap” means $18 million.

 “Code” means the Internal Revenue Code of 1986, as amended.

“Computer Software” means all computer software (including source code, executable code, data, databases and documentation) owned by or licensed to any Sellers which is used in or necessary for the conduct of the Business.

“Confidential Information” means all information regarding a party’s business or affairs, including business concepts, processes, methods, trade secrets, systems, know-how, devices, formulas, product specifications, marketing methods, prices, customer lists, supplier lists, methods of operation or other information, whether in oral, written or electronic form.  Notwithstanding the foregoing, information that is or becomes publicly available through no fault of the party obligated to keep it confidential (or such party’s Affiliates or Representatives) shall not be considered Confidential Information.

“Contract” means any written or oral agreement, lease or instrument or other contractual or similar arrangement or commitment.

“Co-Existence Agreement” shall mean the co-existence and limited license agreement with respect to Shared IP and any licensed IT Technology to be entered as of the Closing Date by and between one or more Sellers and the Purchaser.

“Current Assets” means, the Transferred Assets that would be classified as current assets pursuant to the instructions for the calculation of current assets, which instructions are attached hereto as Annex I.

“Deposit Escrow Agreement” means the Deposit Escrow Agreement, with respect to the Deposit Amount, to be entered into between the Purchaser, the applicable Seller(s) and Escrow Agent.

“Deposit Amount” means $5.3 million.

“Employee Benefit Plans” means all employee benefit plans as defined in section 3(3) of ERISA and all compensation, pay, severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, Contracts, programs, funds or arrangements of any kind and all other employee benefit plans, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated, and whether or not subject to ERISA) and any trust, escrow or similar agreement related thereto, whether or not funded, and, in each case, whether related to employees, consultants or independent contractors of the Business.

“Equity Commitment Letter” means that equity commitment letter from American Industrial Partners Capital Fund IV, LP dated as of the date hereof.

“Environmental Laws” means all federal, state, provincial, local and foreign statutes, Regulations, ordinances, directives and other provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law, in each case concerning worker health and safety, exposure of any individual to Hazardous Substances, pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Substances (including without limitation CERCLA and analogous state laws), each as amended or in effect as of or prior to Closing.

“Encumbrances” means all Liens, claims, conditional sales agreements, rights of first refusal or options.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) (i) under common control within the meaning of section 4001(b)(1) of ERISA with such Person or (ii) which together with such Person is treated as a single employer under sections 414(b), (c), (m), (n) or (o) of the Code.

“Escrow Agent” means JP Morgan Chase Bank, N.A.

“Escrow Agreement” means the Escrow Agreement, with respect to the Escrow Amount, dated as of the Closing Date, to be entered into between the Purchaser, the applicable Seller(s) and Escrow Agent.

“Escrow Amount” means $2.5 million.

“Excluded Environmental Liabilities” means any Liability or investigatory, corrective or remedial obligation, proximately caused by a pre-Closing action or condition, whenever arising or occurring, relating arising under Environmental Laws with respect to the Sellers or any of their predecessors or Affiliates or the Transferred Assets (including without limitation any arising from the on-site or off-site Release, threatened Release, treatment, storage, disposal, or arrangement for disposal of Hazardous Substances) whether or not constituting a breach of any representation or warranty herein and whether or not set forth on any Disclosure Schedule attached hereto.

“Final Order” means an order of the Bankruptcy Court or other court of competent jurisdiction as to which:  (i) no appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been timely filed; (ii) the time for instituting or filing an appeal, motion for rehearing or motion for new trial shall have expired; and (iii) if an appeal has been timely filed no stay pending an appeal is in effect and the time for requesting a stay pending appeal shall have expired; provided, however, that the filing or pendency of a motion under Federal Rule of Bankruptcy Procedure 9024 shall not cause an order not to be deemed a “Final Order” unless such motion shall be filed within ten (10) days of the entry of the order at issue.

“Fleetwood Dealers” means any Person authorized by any Seller to be a dealer of, or granted the right to purchase for resale or rental, the Sellers’ motorized recreational vehicles.

“Fleetwood Dealer Agreement” means the dealer agreements with respect to the Business between any Seller and any of the Fleetwood Dealers, including all amendments, supplements, annexes, schedules and addendums thereto, together with any other documents incorporated into such agreements by reference.

“Governmental Body” means a domestic or foreign national, federal, state, provincial, or local governmental, regulatory or administrative authority, department, agency, commission, court, tribunal, arbitral body or self-regulated entity.

“Hazardous Substances” means any pollutants, contaminants or chemicals, and any industrial, toxic or otherwise hazardous materials, substances or wastes with respect to which Liability or standards of conduct are imposed under any Environmental Laws, including, without limitation, petroleum and petroleum-related substances, products, by-products and wastes, asbestos, urea formaldehyde and lead-based paint, noise and odors.

“Indebtedness” means, as applied to any Person, (i) all indebtedness of such Person, including for borrowed money, whether current or funded, secured or unsecured; (ii) any indebtedness of such Person evidenced by any note, bond, debenture or other debt security; (iii) any payment obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business; (iv) any commitment by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and bankers’ acceptances); (v) all indebtedness or liabilities of such Person secured by a purchase money mortgage or other Lien on the Transferred Assets; (vi) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations such Person assures a creditor against loss; (vii) all accrued interest, fees and other expenses owed with respect to the indebtedness referred to herein, including but not limited to, prepayment penalties, letters of credit and bankers’ acceptances and consent fees; (viii) all obligations (determined on the basis of actual, not notional, obligations) in respect of interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements or other interest or exchange rate hedging agreements or arrangements; and (ix) all indebtedness of third Persons of the type referred to herein which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase, assume or otherwise acquire or in respect of which it has otherwise assured a creditor against loss; provided, that “Indebtedness” shall not include any Assumed Liabilities.

“Insider” means, any executive officer, director, governing body member, majority equity holder, partner in a partnership or Affiliate, as applicable, of any Seller or any predecessor or Affiliate of any Seller or any individual related by marriage or adoption to any such individual.

“Intellectual Property” means all of the following in any jurisdiction throughout the world (i) trade names, trademarks and service marks, domain names, trade dress and similar rights, logos, slogans, and corporate names (and all translations, adaptations, derivations and combinations of the foregoing), together with all goodwill associated with each of the foregoing and applications to register any of the foregoing; (ii) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (iii) copyrights (whether registered or unregistered) and applications for registration and copyrightable works; and (iv) confidential and proprietary information, including trade secrets and know-how (including ideas, research and development, know-how, inventions, formulas, compositions, manufacturing and production processes and techniques, designs, drawings and specifications); and For the avoidance of doubt “Intellectual Property” shall exclude all computer software (including Computer Software, source code, executable code, data, databases and documentation).

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the hardware (excluding any Computer Software) components of the computer and accounting systems, networks and interfaces owned or leased by Sellers and used in or necessary for the conduct of the Business.

“Knowledge” of the Seller or the Sellers means the actual knowledge of Leonard J. McGill, Andy Griffiths, Paul Eskritt, Jim Smith, and Larry Smith after due investigation with their direct reports.

“Law” means any federal, state or local statute, law, rule, regulation, order, writ, ordinance, judgment, governmental directive, injunction, decree or other requirement of any Governmental Body.

“Liability or Liabilities” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, choate or inchoate, matured or unmatured, or otherwise.  Without limiting the foregoing, the term “Liabilities” includes and refers to all liabilities and obligations for or with respect to Taxes, including liabilities for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of any applicable Law), as a transferee or successor, by contract, or otherwise.

“Lien” means: any security interest, mortgage, pledge, lien, encumbrance, charge, claim (as defined in section 101(5) of the Bankruptcy Code), restriction, instrument, license, preference, priority, security agreement, easement, covenant, encroachment, option or other interest in the subject property, including any right of recovery, Tax (including foreign, federal, state and local Tax), Order of any Governmental Body or other Claim there against or therein, of any kind or nature (including any claim based on any theory that Purchaser is a successor, transferee or continuation of the Sellers or the Business), whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Material Adverse Change” or “Material Adverse Effect” means any event, change or circumstance that individually or in the aggregate results in or would reasonably be expected to result in a material adverse change or material adverse effect on (a) the business, financial condition or results of operations of the Business, taken as a whole, (b) the condition of the Transferred Assets, taken as a whole, or (c) the Assumed Liabilities, except any such effect resulting from (i) general changes or developments in the industry in which the Business operates to the extent the Transferred Assets or the Business are not disproportionately affected thereby, (ii) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets to the extent the Transferred Assets or the Business are not disproportionately affected thereby, (iii) any actions required under this Agreement to obtain any approval or authorization of the Bankruptcy Court, (iv) changes in any applicable Law or applicable accounting regulations, (v) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Seller’s Business due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (vi) any action taken by the Seller which is required or permitted by or resulting from or arising in connection with this Agreement, or (vii) any actions taken (or omitted to be taken) at the request of the Purchaser.

“Order” means any decree, order, injunction, rule, judgment, consent of or by any Governmental Body.

“Ordinary Course of Business” means the operation of the Business by the Sellers in the usual and ordinary course in a manner substantially similar to the manner in which the Sellers operated after the commencement of the Bankruptcy Case and as permitted under the Bankruptcy Code and by the Bankruptcy Court.

“Owned Real Property” means all land and all buildings, structures, fixtures and other improvements located thereon, and all easements, rights of way, servitudes, tenements, appurtenances, privileges and other rights with respect thereto owned by any Seller.

“Permitted Encumbrance” means:  (i) Liens for Taxes and assessments not yet payable; (ii) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens arising in the ordinary course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings; (iii) (A) easements, rights-of-way, servitudes, permits, licenses, surface leases, ground leases to utilities, municipal agreements, railway siding agreements and other rights, all as reflected in the official records of the jurisdictions where any real property is located, (B) conditions, covenants or other restrictions reflected in the official records of the jurisdictions where any real property is located, and (C) easements for streets, alleys, highways, telephone lines, gas pipelines, power lines, railways and other easements and rights-of-way on, over or in respect of any real property, all as reflected in the official records of the jurisdictions where any real property is located; in each case with respect to clauses (i) through (iii) above, individually or in the aggregate, that do not or would not reasonably be expected to detract from the value of the Transferred Assets in any material respect and do not interfere with the use, ownership or operation of the property subject thereto in the Business in any material respect.

“Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Product Liabilities” means any Liabilities proximately caused by a failure to warn or any defect in design, engineering, assembly or production, with respect to a product manufactured and sold by any Seller in connection with the Business, and which involve the destruction of property, personal injury or death.

“Retained Employees” means each employee of the Sellers hired by the Purchaser.

“Release” shall have the meaning set forth in CERCLA.

“Representative” means, with respect to a particular Person, any director, officer, manager, partner, member, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Reviewing Accountants” shall mean Deloitte & Touche.

“RV Supply Business” means the fiberglass supply business as conducted as of the date hereof by Gold Shield of Indiana, Inc., a wholly-owned indirect subsidiary of ParentCo.

“Sale Approval Order” an order of the Bankruptcy Court approving the sale of the Transferred Assets pursuant to this Agreement.

“Shared IP” shall mean Intellectual Property that will be used by one or more Sellers and the Purchaser and subject to the Co-Existence Agreement.

“Target Current Assets” shall mean $53,000,000.

“Tax” and, with correlative meaning, “Taxes” mean with respect to any Person (i) all federal, state, local, county, foreign and other taxes, fees, duties, assessments or other government charges of any kind whatsoever, including, without limitation, any income, alternative or add-on minimum tax, estimated gross income, gross receipts, sales, use, ad valorem, value added, transfer, capital stock, franchise, net worth, profits, accumulated earnings, license, registration, recording, documentary, intangibles, conveyances, gains, withholding, payroll, employment, social security (or similar), unemployment, disability, excise, severance, stamp, occupation, premium, property (real and personal), escheat, environmental or windfall profit tax, custom duty or other tax, governmental fee, duty, levy or other like assessment, charge, or tax of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Body responsible for the imposition of any such tax (domestic or foreign) and whether such Tax is disputed or not, (ii) Liability for the payment of any amounts of the type described in clause (i) above relating to any other Person as a result of (x) being party to any agreement or arrangement with respect to the Liability for or sharing of Taxes (including Tax sharing, Tax allocation and similar agreements), (y) being a party to any agreement or arrangement to indemnify such other Person, or (z) being a successor or transferee of such other Person by Contract, law or otherwise, or (iii) Liability for the payment of any amounts of the type described in clause (i) or (ii) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto), including pursuant to Treasury Regulations Section 1.1502-6 or analogous provision of state, local or foreign law.

“Tax Return” means any report, return, declaration (including declarations of estimated Tax), claim for refund or other information or statement supplied or required to be supplied by any Seller relating to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Transaction Documents” means this Agreement, and all other agreements, instruments and certificates to be executed and delivered by any party pursuant to this Agreement.

“Third Party” means any Person other than the Sellers, the Purchaser or any of their respective Affiliates.

“Transition Services Agreement” shall mean the transition services agreement to be entered as of the Closing Date by and between one or more Sellers and the Purchaser.

(b)           The following capitalized terms are defined in the following Sections of this Agreement:

Definition	Location

2008 RV Financial Statements	2.13
2008 RV Supply Financial Statements	2.13
2009 RV Financial Statements	2.13
2009 RV Supply Financial Statements	2.13
Agreement	Preamble
Allocation	1.10
Assumed Contracts	1.1(a)(i)
Assumed Liabilities	1.3(a)
Bankruptcy Case	Recitals
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Books and Records	1.1(a)(viii)
Break-Up Fee	7.2(a)
Business	Recitals
Closing	1.7
Closing Date	1.7
Closing Deficiency	1.6(d)
Closing Liabilities	1.3(a)(ii)
Closing Overage	1.6(d)
Closing Statement	1.5(b)
Cure Costs	1.3(a)(iii)
Diligence Period	4.15
Disclosure Schedules	2
Environmental Permits	2.17(a)
Equipment	1.1(a)(iv)
Estimated Purchase Price	1.5(b)
Excluded Assets	1.2
Excluded Liabilities	1.4(a)
Expense Reimbursement	7.2(b)
Final Pre-Closing Statement	4.22
Final Purchase Price	1.6(d)
Financial Statements	2.13
HSR Act	2.2(c)

Inventory	1.1(a)(vi)
Owned Real Property	2.7(a)
ParentCo	Preamble
Permits	2.5
Petition Date	Recitals
Post-Closing Statement	1.6(a)
Pre-Closing Statement	4.22
Proration Items	4.10(b)
Purchase Price	1.5(a)
Purchaser	Preamble
Purchaser’s Certificate	6.1
Rejection Motion	5.9
RVIA	1.1(a)(xvii)
Seller	Preamble
Seller’s Certificate	5.1
Sellers	Preamble
Sellers’ Insurance Policies	4.17
Sellers’ Title Deliverables	4.18
Tangible Personal Property	1.1(a)(v)
Title Commitment	4.18
Title Commitments	4.18
Title Company	4.18
Title Policies	4.18
Transferred IP	1.1(a)(iii)
Transferred Permits	1.1(a)(vii)
Transferred Real Property	1.1(a)(ii)

Section 8.2.            Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)           The Purchaser and the Seller irrevocably and unconditionally consent to submit to the jurisdiction of the Bankruptcy Court for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating hereto except in the Bankruptcy Court).

(b)           Any and all service of process and any other notice in any such Claim shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided.  Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

(c)           Each of the parties to this Agreement hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement and the transactions contemplated hereby.

Section 8.3.            Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) on the day of delivery if delivered in person, (b) on the day of delivery if delivered by facsimile upon confirmation of receipt (provided that if delivery is completed after the close of business, then the next Business Day), (c) on the first (1st) Business Day following the date of dispatch if delivered using a next-day service by a nationally recognized express courier service, or (d) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated by notice given in accordance with this Section 8.3 by the party to receive such notice:

To Sellers:		Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside CA, 92503
Attn: General Counsel
Fax: (951) 997-2097
E-mail: len.mcgill@fleetwood.com

with copies to:		Gibson, Dunn & Crutcher, LLP
3161 Michelson Drive
Irvine, CA 92612
Attn: Craig Millet, Esq.
Fax: (949) 475 4651
E-mail: cmillet@gibsondunn.com

To Purchaser, to:		AIP RV Acquisition Company LLC
c/o American Industrial Partners
535 Fifth Avenue, 32nd Floor
New York, NY 10017
Attn: Paul Bammater
Fax: (212) 627-2372
E-mail: paul@aip4.com

and		Nixon Peabody LLP
437 Madison Avenue
New York, NY 10022
Attn: Victor Milione, Esq., Bradley C. Vaiana, Esq.
Fax: (866) 402-1171
	E-mail:	vmilione@nixonpeabody.com;
bvaiana@nixonpeabody.com;

Section 8.4.            Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto), the other Transaction Documents and any other ancillary agreements executed in connection with the consummation of the transactions contemplated hereby, contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto.

Section 8.5.            Amendments  This Agreement may be amended, superseded, canceled, renewed or extended only by a written instrument signed by the Purchaser and the Seller.

Section 8.6.            Waiver.  Each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (c) waive compliance with any of the agreements of the other party contained herein, or (d) waive satisfaction of any condition to its obligations hereunder.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.  All remedies, rights, undertakings, obligations, and agreements contained herein shall be cumulative and not mutually exclusive.

Section 8.7.            Governing Law.  This Agreement and all Claims with respect thereto shall be governed by and construed in accordance with the federal bankruptcy law, to the extent applicable, and, where state law is implicated, the laws of the State of California without regard to any conflict of laws rules thereof that might indicate the application of the laws of any other jurisdiction.

Section 8.8.            Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  This Agreement is not assignable by any party without the prior written consent of the other party; except that Purchaser may assign, in whole or in part, any of its rights and obligations hereunder to (x) any Affiliate of Purchaser (whether wholly owned or otherwise), (y) to its lender(s) and, (z) following the Closing, in whole or in part to any successor-in-interest to any Person acquiring all or any portion of the Business or the Transferred Assets; provided, that (i) the assignor shall remain bound by its agreements and obligations under this Agreement and (ii) the assignee or assignees agree in writing to be bound by all of the agreements and obligations of the assignor under this Agreement.  Sellers hereby agree that Purchaser may grant a security interest in its rights and interests hereunder to its lenders, and Sellers will sign a consent with respect thereto if so requested by Purchaser or its lender, and that the terms of this Agreement shall be binding upon any subsequent trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code.

Section 8.9.            Interpretation; Headings.  All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.  All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively.  Unless otherwise expressly provided, the words “include,” “includes” and “including” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation”.  All references herein to Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.  The Section headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.  The parties acknowledge and agree that (a) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement, and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties, regardless of which party was generally responsible for the preparation of this Agreement.

Section 8.10.          Severability of Provisions.  If any provision or any portion of any provision of this Agreement shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby.  If the application of any provision or any portion of any provision of this Agreement to any Person or circumstance shall be held invalid or unenforceable, the application of such provision or portion of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby.

Section 8.11.          Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

Section 8.12.          No Third Party Beneficiaries.  No provision of this Agreement is intended to, or shall, confer any third party beneficiary or other rights or remedies upon any Person other than the parties hereto.  Except for provisions in this Agreement as to Cure Costs and as to indemnity, reimbursement or proration obligations of the Sellers to the Purchaser, nothing in this Agreement shall elevate the bankruptcy priority of the Claim of any creditor in the Bankruptcy Case (other than the Purchaser to the extent provided in this Agreement) so as to require payment by the Sellers to any such other creditor in the Bankruptcy Case of more than the amount otherwise payable to such other creditor through the Bankruptcy Case, absent this Agreement.

Section 8.13.          Closing Actions.  All deliveries, payments and other transactions and documents relating to the Closing shall be interdependent, and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing).

Section 8.14.          Conflict between Transaction Documents.  The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement or document referred to herein, this Agreement shall govern and control.

Section 8.15.          Nonsurvival of Representations, Warranties and Covenants. The respective representations, warranties and covenants of the Sellers and the Purchaser contained in this Agreement, other agreements contemplated hereby and any certificate delivered pursuant hereto shall terminate at, and not survive, the Closing; provided, that this Section shall not limit any covenant or agreement of the parties that by its terms requires performance after the Closing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLERS:

FLEETWOOD ENTERPRISES, INC.

By:	/s/ Elden L. Smith
	Name:	Elden L. Smith
	Title:	President & CEO

FLEETWOOD MOTOR HOMES OF CALIFORNIA, INC.

By:	/s/ Elden L. Smith
	Name:	Elden L. Smith
	Title:	President & CEO

FLEETWOOD MOTOR HOMES OF INDIANA, INC.

By:	/s/ Elden L. Smith
	Name:	Elden L. Smith
	Title:	President & CEO

GOLD SHIELD OF INDIANA, INC.

By:	/s/ Elden L. Smith
	Name:	Elden L. Smith
	Title:	President & CEO

PURCHASER:

AIP RV ACQUISITION COMPANY LLC

By:	/s/ Dino Cusumano
Name:
Title:

SIGNATURE PAGE

TO

ASSET PURCHASE AGREEMENT

Schedule 1.3 (a)(ii)

Closing Liabilities

All of the following Liabilities shall be calculated in accordance with GAAP.  Where options exist under GAAP such Liabilities shall be calculated using accounting policies, practices and methodologies that are consistent with past practice.

1)	All pre and post petition Liabilities for warranty and any resulting Claims.

2)	All post-petition dealer incentives and other sale program Liabilities.

3)	All pre and post-petition accrued real estate taxes and personal use property taxes for Transferred Real Property (Plant 43, 44, 52, 90 and 91).

4)	Post-petition accounts payable related to the Business, including raw material purchases, manufacturing supplies and common carriers.

5)	All Cure Costs.

6)	Liabilities with respect to certain workers’ compensation Claims in the State of Indiana up to a maximum amount of $143,000.

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ANNEX I

Instructions for the Calculation Closing Current Assets

Current Assets shall be calculated in accordance with GAAP and pursuant to the instructions set forth below; provided that if these instructions conflict with the requirements of GAAP then these instructions shall prevail.  Where options exist under GAAP such Current Assets shall be calculated using accounting policies, practices and methodologies that are consistent with past practice.

1)	All intercompany receivables and advances to the Sellers and its Affiliates will be excluded from Current Assets.

2)	All allowances for doubtful accounts for trade receivables, product returns and customer/dealer claims will be done on a specific account basis.

3)

The standards used to compute the value of Inventory will remain the same as they were on April 26, 2009. No capitalization of any positive or negative variances to Inventory will be done and no new roll or update of standards will take place at Closing.

4)	No Excluded Assets shall be included as Current Assets.

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